Atlanta Braves™

HOLDINGS

2025 ANNUAL REPORT
2026 PROXY STATEMENT






LETTER TO STOCKHOLDERS

STOCK PERFORMANCE

PROXY STATEMENT

FINANCIAL INFORMATION

CORPORATE DATA

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding business, product and marketing strategies; new service offerings; the recoverability of our goodwill and other long-lived assets; our projected sources and uses of cash; and the anticipated impact of certain contingent liabilities related to legal and tax proceedings and other matters arising in the ordinary course of business. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "strategy," "continue," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements, although not all forward-looking statements may contain such words. In particular, statements under Item 1. "Business," Item 1A. "Risk Factors," Item 2. "Properties," Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 7A. "Quantitative and Qualitative Disclosures About Market Risk" contain forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but such statements necessarily involve risks and uncertainties and there can be no assurance that the expectation or belief will result or be achieved or accomplished. Given these uncertainties, we caution you not to place undue reliance on these forward-looking statements. The following include some, but not all of the factors that could cause actual results or events to differ materially from those anticipated:

- the level of broadcasting revenue that Atlanta Braves Holdings, Inc. and its subsidiaries (the "Company") generates;
- the achievement of on-field success;
- the Company's ability to develop, obtain and retain talented players;
- the regulatory and competitive environment of the industries in which the Company operates;
- the impact of organized labor on the Company, including any potential Major League Baseball ("MLB") work stoppages such as strikes, protests or management lockouts;
- the impact of the structure or an expansion of MLB;
- changes in the nature of key strategic relationships with business partners, vendors and joint venturers;
- the Company's ability to obtain additional financing on acceptable terms and cash in amounts sufficient to service debt and other financial obligations;
- the Company's indebtedness could adversely affect operations and could limit its ability to react to changes in the economy or its industry;
- the Company's ownership, management and board of directors structure;
- the Company's ability to realize the benefits of acquisitions or other strategic investments;
- the inherent risks in the real estate business, including, but not limited to, tenant defaults, potential liability relating to environmental matters and liquidity of real estate investments;
- the outcome of pending or future litigation or investigations;
- the Company's ability to attract and retain qualified key personnel;
- geopolitical incidents, accidents, terrorist acts, pandemics or epidemics, natural disasters, including the effects of climate change, or other events that cause one or more events to be cancelled or postponed, are not covered by insurance, or cause reputational damage to the Company and its affiliates;
- the impact of data loss or breaches or disruptions of the Company's information systems and information system security;
- the Company's processing, storage, sharing, use, disclosure and protection of personal data could give rise to liabilities;
- the Company's ability to use net operating loss and disallowed business interest carryforwards to reduce future tax payments;
- the operational risks of the Company and its business affiliates with operations outside of the United States;
- the Company's common stock and organizational structure;
- the Company's stock price has and may continue to fluctuate;
- the impact of inflation and weak economic conditions on consumer demand for products, services and events offered by the Company; and

FORWARD-LOOKING STATEMENTS

- the ability of the Company and its affiliates to comply with government regulations, including, without limitation, consumer protection laws and competition laws and adverse outcomes from regulatory proceedings.

These forward-looking statements and such risks, uncertainties, and other factors speak only as of the date of this Annual Report, and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement is based except to the extent required by law. Please refer to the publicly filed documents of the Company, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as may be updated by subsequent filings under the Securities Exchange Act of 1934, as amended, including Forms 10-Q and 8-K, for additional information about the Company and about the risks and uncertainties related to the Company's business which may affect the statements made in this Annual Report.

LETTER TO STOCKHOLDERS

April 2, 2026

To Our Stockholders:

It was another exciting year for Atlanta Braves Holdings, marked by meaningful progress and a continued commitment to deliver value to our stockholders.

We remain focused on strengthening the Atlanta Braves franchise, both on the field and across our many business fronts. During the year, we made significant moves to improve our team roster, continued to optimize the baseball ticketing and concessions businesses, and drove meaningful value creation in our real estate portfolio. We were pleased to showcase both the progress we have made and our long-term vision for the company at our Investor Day hosted at The Battery Atlanta and remain focused on executing our long-term growth strategy. We also worked behind the scenes to launch BravesVision, a new multimedia platform, which we announced in February 2026. This exciting venture will give fans a new way to watch Braves games across a range of platforms, including many of the providers they already use today.

This upcoming season is already shaping up to be an important year for the Braves. We are confident that the foundation we strengthened in 2025 across our baseball operations, business initiatives, and real estate portfolio positions us for success for years to come, and we look forward to continuing that journey with our fans and stockholders.

THE TEAM

Building a championship-caliber baseball club is at the core of our strategy. We believe that we are well positioned with a strong roster and the organizational depth to be competitive this season, and we continue to focus on improving our team with the ultimate goal of competing for and winning another World Series. We have made several key moves to bolster the strength of our roster including adding talented players like Robert Suarez, Tyler Kinley, and Joel Payamps to improve our pitching corps, as well as Mike Yastrzemski, Mauricio Dubón and Ha-Seong Kim who will enhance our versatility in the field and bring veteran approaches to our lineup. Catcher Jonah Heim was also signed in free agency to add depth to our catching corps while Sean Murphy looks to return early in the season.

These talented players join an already elite roster that includes reigning National League Rookie of the Year Drake Baldwin, reigning Gold Glove winner Matt Olson, former National League MVP Ronald Acuña Jr., and former Cy Young winner Chris Sale along with standout players and fan favorites Austin Riley, Spencer Strider and many, many more. Sale, a nine-time All-Star, recently re-signed with the club, keeping him in Atlanta through at least the 2027 season.

Our investments in the team extended beyond players. In November 2025, we announced Walt Weiss as our new manager. Walt has been on the coaching staff with the Braves since the 2018 season and brings deep experience and an unmatched character and work ethic to his new role, and we look forward to seeing the club under his management.

We firmly believe we have all the pieces we need to make a postseason run this year and compete for a World Series title, and we are not alone in that belief.

THE BUSINESS

We view our baseball and business strategies as fundamentally aligned—a competitive team helps drive demand, and our broader development platform provides durability across cycles. This alignment resulted in strong operating and financial performance across the organization in 2025. We recorded our fourth-highest ticket total in the past 25 years, a testament to the continued passion of Braves Country. We refined our ticketing strategy and invested in ticketing analytics to better understand demand elasticity by game, opponent, day of week, and seating category. These efforts are already improving marketing efficiency and conversion, allowing us to present the right offer to the right fan at the right time, and support the growth of our premium and group business. The Braves continue to have one of the strongest portfolios of corporate partners in all of sports. These companies from Atlanta, Georgia, and throughout the country, see the strength of partnering with the Braves brand and align with us as we market ourselves to one of the largest fan bases in sports. We were pleased to report 2025 revenues of $732 million, up nearly $70 million from $663 million in 2024.

Looking ahead to the 2026 season, we are encouraged by continued strong demand, with more than 1.9 million tickets already sold before opening day across season products, group sales, hospitality packages, and single-game inventory. Our premium clubs remain sold out, and robust waitlists across our season ticket offerings reflect one of the most sought-after membership bases in Major League Baseball.

LETTER TO STOCKHOLDERS

THE BATTERY ATLANTA

The Battery Atlanta welcomed nearly nine million visitors in 2025, largely in line with 2024 levels despite softer baseball attendance last season, which we view as a strong indicator that the value proposition of The Battery Atlanta is resonating well beyond game days. Our focus continues to be on expanding programming, enhancing the guest experience, and increasing year-round engagement to establish The Battery Atlanta and Truist Park as premier destinations.

Our momentum on this effort was reflected in the more than 380 events and concerts hosted across the campus in 2025, as we continued to diversify our calendar to encourage repeat visitation. We were pleased by the success of events held outside the Braves home schedule and remain focused on expanding our non-game-day programming. We are excited to welcome the Savannah Bananas back for three games this year and look forward to hosting the first Braves Country Music Fest presented by Truist on June 13, in partnership with Live Nation, featuring a strong lineup of performers. In addition, we are scheduled to host three additional live concerts at Truist Park this year as we continue to look for ways to optimize our campus.

We had a record year across our real estate holdings, which generated more than $97 million in revenue, a new record. We continued to strengthen our portfolio with the opening of the new Truist Securities building, which was fully occupied by the end of 2025, as well as the acquisition and closing of Pennant Park, which added over 30 acres to our development and 760,000 sq ft of office space.

We continue to view The Battery Atlanta as a long-term platform that diversifies our business, broadens our audience, and supports durable growth over time.

LOOKING AHEAD

As we enter 2026, our priorities are clear:

1. Sustain a championship-caliber team with talent and depth to compete in the postseason and make a meaningful run at the World Series.

2. Build on the momentum across our real estate portfolio, where tenant demand, consumer engagement, and development opportunities continue to support long-term value creation.

3. Develop our new media platform, BravesVision, to produce, distribute and deliver our games and additional Braves content in a way that is compelling and serves our fans.

We are excited to launch BravesVision—a multimedia platform owned and operated by the company—which will serve as the official home of our local television broadcasts beginning this season. In bringing our broadcasts back under our control, our initial focus in 2026 will be our pre-game show, our in-game presentation, and post-game content. Importantly, we will maintain full creative oversight of the production, as well as the sales, marketing, and distribution of the venture. We have an experienced team that is talented and creative so we are confident in our ability to deliver for our fans and excited to see what our operating team can do. With this resolution in place, our focus now shifts to execution: optimizing outcomes across subscriber reach, distribution, advertising, and streaming options, while continuing to ensure fan access.

In closing, we thank you, our stockholders, for your ongoing trust and support, as we continue to realize the growth and potential of this unique franchise. Through innovation, operational excellence, and a relentless commitment to winning, both on and off the field, we remain focused on building a legacy that honors the storied history of the Braves and unlocks future growth for years to come.

Sincerely,

Terry McGuirk
Terry McGuirk
Chairman, President & Chief Executive Officer
Atlanta Braves Holdings, Inc.

STOCK PERFORMANCE

On July 18, 2023, Liberty Media completed the split-off of Atlanta Braves Holdings, Inc. into a separate publicly traded company. The following graph compares the percentage change in the cumulative total stockholder return on an investment in our Series A and Series C Atlanta Braves Holdings common stock (Nasdaq: BATRA, BATRK) from July 18, 2023 through December 31, 2025 compared to the S&P 500 Index and the S&P 500 Media Index as Atlanta Braves Holdings believes these are relevant indices for comparative purposes.



	7/18/23	9/30/23	12/31/23	3/31/24	6/30/24	9/30/24	12/31/24	12/31/25
SERIES A	$100.00	$90.09	$98.64	$96.61	$95.30	$97.19	$94.0 7	$97.97
SERIES C	$100.00	$85.09	$94.26	$93.02	$93.93	$94.78	$91.12	$93.95
S&P 500 INDEX	$100.00	$94.14	$104.72	$115.35	$119.88	$126.51	$129.13	$150.29
S&P 500 MEDIA INDEX	$100.00	$99.65	$109.90	$128.11	$140.53	$140.86	$154.68	$209.62

FINANCIAL INFORMATION

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Series A and Series C common stock trade on the Nasdaq Global Select Market under the symbols "BATRA" and "BATRK," respectively. Our Series B common stock is quoted on the OTC Markets under the symbol "BATRB," but it is not actively traded. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq's website at www.nasdaq.com.

The following table sets forth the range of high and low sale prices of our Series B common stock for the years ended December 31, 2025 and 2024. There is no established public trading market for our Series B common stock, which is quoted on the OTC Markets. Such over-the-counter market quotations reflect inter-dealer prices without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

| | Atlanta Braves Holdings, Inc. Series B (BATRB) | |
	High	Low
2024		
First quarter	$ 50.25	42.00
Second quarter	$ 50.25	46.25
Third quarter	$ 59.99	42.51
Fourth quarter	$ 53.00	51.25
2025		
First quarter	$ 62.50	51.50
Second quarter	$ 62.50	45.04
Third quarter	$ 62.75	51.75
Fourth quarter	$ 59.00	52.50

Holders

As of January 31, 2026, there were 5,204, 26 and 633 record holders of our Series A, Series B and Series C common stock, respectively. The foregoing numbers of record holders do not include the number of stockholders whose shares are held nominally by banks, brokerage houses or other institutions, but include each such institution as one stockholder.

Dividends

We have not paid any cash dividends on our common stock, and we have no present intention of so doing. Payment of cash dividends, if any, in the future will be determined by our board of directors in light of our earnings, financial condition and other relevant considerations.

Securities Authorized for Issuance Under Equity Compensation Plans

Information required by this item is incorporated by reference to our definitive proxy statement for our 2026 Annual Meeting of Stockholders.

Purchases of Equity Securities by the Issuer

There were no repurchases of our common stock during the three months ended December 31, 2025. During the three months ended December 31, 2025, zero shares of Atlanta Braves Holdings Series A, Series B or Series C common stock were surrendered by our officers and employees to pay withholding taxes and other deductions in connection with the vesting or exercise of restricted stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information concerning our results of operations and financial condition. This discussion should be read in conjunction with our accompanying consolidated financial statements and the notes thereto.

Explanatory Note

On July 18, 2023, Liberty Media Corporation ("Liberty" or "Liberty Media"), the then current parent organization of Atlanta Braves Holdings, Inc. ("Atlanta Braves Holdings," "the Company," "us," "we," or "our") completed the previously announced redemption of each outstanding share of its Liberty Braves common stock in exchange for one share of the corresponding series of common stock of the Company (the "Split-Off"). The Split-Off was intended to be tax-free to holders of Liberty Braves common stock and in September 2024, the Internal Revenue Service completed its review of the Split-Off and notified Liberty that it agreed with the non-taxable characterization of the transaction. In September 2024, the then-current officers of the Company (with limited exceptions) stepped down from their officer positions and members of its wholly-owned subsidiary Braves Holdings, LLC ("Braves Holdings") assumed these roles (the "Corporate Governance Transition"). The Company is comprised of the businesses, assets and liabilities of its wholly-owned subsidiary Braves Holdings and corporate cash.

The intergroup interests in the Liberty Braves Group held by subsidiaries of Liberty prior to the Split-Off were settled through attribution of Atlanta Braves Holdings Series C common stock and subsequently sold in the secondary market. Atlanta Braves Holdings did not receive any of the proceeds from the sale of our common stock by these subsidiaries of Liberty. Following this transaction, neither Liberty nor Atlanta Braves Holdings has any continuing stock ownership, beneficial or otherwise, in the other.

Overview

The Company manages its business based on the following reportable segments: Baseball and Mixed-Use Development.

The Baseball segment includes operations relating to the Atlanta Braves Major League Baseball Club ("ANLBC," the "Atlanta Braves," the "Braves," the "club," or the "team") and the Braves' ballpark ("Truist Park" or the "Stadium") and includes revenue generated from ticket sales, concessions, local broadcasting rights, advertising sponsorships, suites and premium seat fees, retail and licensing revenue, shared Major League Baseball ("MLB") revenue streams, including national broadcasting rights and licensing, and other sources. Ticket sales, concessions, broadcasting rights and advertising sponsorship sales are the Baseball segment's primary revenue drivers.

The Mixed-Use Development segment includes retail, office, hotel and entertainment operations primarily within The Battery Atlanta and the surrounding area (the "Mixed-Use Development"). In April 2025, the Company, through a wholly-owned subsidiary completed the acquisition of certain real estate assets adjacent to The Battery Atlanta (the "Acquisition"). The Mixed-Use Development segment derives revenue primarily from office and retail rental income (including overage rent and tenant reimbursements) and, to a lesser extent, parking and advertising sponsorships throughout the year.

Strategies and Challenges

Executive Summary

The financial results of Atlanta Braves Holdings depend in large part on the ability of the Braves to achieve on-field success. The team's successes generate significant fan enthusiasm, resulting in sustained ticket, premium seating, concession and merchandise sales, and greater shares of local broadcasting audiences. Management focuses on making operational and business decisions that enhance the on-field performance of the Braves and this may sometimes require implementing strategies and making investments that may negatively impact short-term profitability for the sake of immediate on-field success.

Braves Holdings, affiliated entities and third-party development partners, developed a significant portion of the land around Truist Park, the Braves' stadium, creating a 2.25 million square-foot mixed-use complex that features retail, residential, office, hotel and entertainment opportunities, known as The Battery Atlanta. We believe that the continued development and operations of The Battery Atlanta, as well as transactions such as the Acquisition, will result in increased game attendance as well as office and retail rental income (including overage rent and tenant reimbursements), and income from parking and corporate sponsorships throughout the year.

Key Drivers of Revenue

Atlanta Braves Holdings manages its business based on the following reportable segments: Baseball and Mixed-Use Development. The Baseball segment includes its operations relating to the Braves baseball franchise and Truist Park and includes revenue generated from game attendance (ticket sales), concessions, local broadcasting rights, advertising sponsorships, suites and premium seat fees, retail and licensing revenue, shared MLB revenue streams, including national broadcasting rights and licensing, and other sources.

The Mixed-Use Development segment includes retail, office, hotel and entertainment operations primarily within The Battery Atlanta and the surrounding area. The Mixed-Use Development segment derives revenue primarily from office and retail rental income (including overage rent and tenant reimbursements) and, to a lesser extent, parking and advertising sponsorships throughout the year.

Current Trends Affecting Our Business

The ability of Atlanta Braves Holdings to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments decline. Future performance is dependent in part on general economic conditions and the effect of those conditions on our customers. Weak economic conditions may lead to lower ticket demand for baseball events, which would also negatively affect concession and merchandise sales, and lower levels of advertising sponsorships. While Atlanta Braves Holdings is currently unable to predict the extent of any of these potential adverse effects as of December 31, 2025, Atlanta Braves Holdings does not believe that its operations have been materially impacted by recent economic pressures.

In late 2025 and early 2026, the parent of our local broadcasting partner, Main Street Sports Group, faced financial difficulties culminating in the failure to make contractual payments to various professional sport clubs, including the Braves. As a result, the Braves terminated the Braves Broadcasting Agreement and recorded a $30.1 million contract asset impairment associated with the long-term local broadcasting agreement within the Company's December 31, 2025 consolidated financial statements. In Februray 2026, the Braves announced BravesVision, a multimedia platform owned and operated by the Company that will become the official local television home of the Braves beginning with the 2026 season.

Results of Operations – Consolidated

General. Provided in the tables below is information regarding the historical Consolidated Operating Results and Other Income and Expense of Atlanta Braves Holdings, as well as information regarding the contribution to those items from our reportable segments. The "corporate and other" category consists of those assets that do not qualify as a separate reportable segment.

A discussion regarding our financial condition and results of operations for fiscal year 2025 compared to fiscal year 2024 is presented below. A discussion regarding our financial condition and results of operations for fiscal year 2024 compared to 2023 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report for the year ended December 31, 2024, filed with the SEC on March 3, 2025.

| | Years ended December 31, | |
	2025	2024
	dollar amounts in thousands	
Baseball revenue	$ 635,060	595,430
Mixed-Use Development revenue	97,432	67,318
Total revenue	732,492	662,748
Operating costs and expenses:		
Baseball operating costs	(496,987)	(504,146)
Mixed-Use Development costs	(14,363)	(9,762)
Selling, general and administrative, excluding stock-based compensation	(113,329)	(109,157)
Impairment expense	(30,131)	—
Stock-based compensation	(15,575)	(16,519)
Depreciation and amortization	(75,634)	(62,829)
Operating income (loss)	(13,527)	(39,665)
Other income (expense):		
Interest expense	(46,440)	(38,789)
Share of earnings (losses) of affiliates, net	29,433	30,460
Realized and unrealized gains (losses) on financial instruments, net	(1,001)	3,424
Other, net	7,423	8,629
Earnings (loss) before income taxes	(24,112)	(35,941)
Income tax benefit (expense)	831	4,673
Net earnings (loss)	$ (23,281)	(31,268)
Adjusted OIBDA[1]	107,813	39,683
Regular season home games	81	81
Average number of attendees per regular season home game	26,633	28,469

---

[1] Adjusted OIBDA is a non-GAAP financial measure. See "Non-GAAP Adjusted OIBDA" in this Management's Discussion and Analysis of Financial Condition and Results of Operations for a reconciliation to the most comparable GAAP measure.

Baseball revenue. Baseball revenue is derived from two primary sources: baseball event revenue (ticket sales, concessions, advertising sponsorships, suites and premium seat fees) and broadcasting revenue. The following table disaggregates baseball revenue by source:

| | Years ended December 31, | |
	2025	2024
	amounts in thousands	
Baseball event	$ 357,849	347,925
Broadcasting	188,586	166,094
Retail and licensing.	46,489	47,754
Other.	42,136	33,657
Total Baseball	$ 635,060	595,430

Baseball event revenue increased $9.9 million during the year ended December 31, 2025, as compared to the prior year, primarily due to contractual rate increases on season tickets and existing sponsorship contracts as well as new premium seating and sponsorship agreements, partially offset by reduced attendance at regular season home games. Broadcasting revenue increased $22.5 million during the year ended December 31, 2025, as compared to the prior year, primarily due to additional streaming rights granted to our regional broadcast partner and contractual rate increases to comparable broadcast obligations. Retail and licensing revenue decreased $1.3 million during the year ended December 31, 2025, as compared to the prior year, due to the decrease in regular season home game attendance, partially offset by higher league-wide revenue. Other revenue, a component of baseball revenue, increased $8.5 million during the year ended December 31, 2025, as compared to the prior year, primarily due to an increase in events held at Truist Park, including concerts and other special events such as hosting two games for the Savannah Bananas.

Mixed-Use Development revenue. Mixed-Use Development revenue is derived from the mixed-use facilities and primarily includes rental income and to a lesser extent, parking revenue and sponsorships. For the year ended December 31, 2025, Mixed-Use Development revenue increased $30.1 million, as compared to the prior year, primarily due to a $27.1 million increase in rental income and a $2.0 million increase in sponsorship revenue. Increases in rental income for the year ended December 31, 2025, were primarily driven by new lease commencements and the in-place leases associated with the Acquisition, partially offset by various lease terminations.

Baseball operating costs. Baseball operating costs primarily include costs associated with baseball and stadium operations. For the year ended December 31, 2025, baseball operating expenses decreased $7.2 million, as compared to the prior year, primarily due to a $20.3 million decrease in major league player salaries and a $3.7 million decrease in variable concession and retail operating expenses, due to reduced attendance at regular season home games during 2025. These decreases were partially offset by a $5.6 million increase under MLB's revenue sharing plan and other shared expenses, a $4.1 million increase in expenses for special events held at Truist Park, a $2.3 million increase in minor league related expenses, and a $1.3 million increase in broadcasting related expenses.

Mixed-Use Development costs. Mixed-Use Development costs primarily include costs associated with maintaining and operating the mixed-use facilities. During the year ended December 31, 2025, Mixed-Use Development costs increased $4.6 million, as compared to the prior year, primarily as a result of increases in operating costs associated with the assets within the Acquisition.

Selling, general and administrative, excluding stock-based compensation. Selling, general and administrative expense includes costs of marketing, advertising, finance and related personnel costs. Selling, general and administrative expense increased $4.2 million for the year ended December 31, 2025, as compared to the prior year, primarily because of $3.8 million of increased property taxes, insurance and other professional fees.

Impairment expense. For the year ended December 31, 2025, impairment expense increased $30.1 million as compared to the prior year, due to the contract asset impairment associated with the termination of the long-term local broadcasting agreement. There was no impairment expense in the prior year.

Stock-based compensation. For the year ended year ended December 31, 2025, stock-based compensation decreased $0.9 million as compared to the prior year, primarily due to a reduction in average outstanding awards.

Depreciation and amortization. Depreciation and amortization increased $12.8 million for the year ended December 31, 2025, as compared to the prior year, primarily due to certain real estate assets purchased as part of the Acquisition and various assets being placed in service, partially offset by certain Baseball assets becoming fully depreciated.

Operating income (loss). Operating income (loss) improved $26.1 million during the year ended December 31, 2025, as compared to the prior year, due to the above explanations.

Non-GAAP Adjusted OIBDA. To provide investors with additional information regarding the Company's financial results, we also disclose Adjusted OIBDA, which is a non-GAAP financial measure. We define Adjusted OIBDA as operating income (loss) plus stock-based compensation, depreciation and amortization, separately reported litigation settlements, restructuring, acquisition and impairment charges. However, our definition may vary from similarly titled measures used by other companies. Our chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate our businesses and make decisions about allocating resources among our businesses. We believe this is an important indicator of the operational strength and performance of our businesses by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows us to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income (loss), net earnings (loss), cash flow provided by (used in) operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Operating income (loss)	$ (13,527)	(39,665)
Impairment expense	30,131	—
Stock-based compensation	15,575	16,519
Depreciation and amortization	75,634	62,829
Adjusted OIBDA	$ 107,813	39,683

Adjusted OIBDA is summarized as follows:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Baseball	$ 51,104	6,625
Mixed-Use Development	68,527	45,448
Corporate and Other	(11,818)	(12,390)
Total	$ 107,813	39,683

Consolidated Adjusted OIBDA increased $68.1 million during the year ended December 31, 2025 as compared to the prior year.

Baseball Adjusted OIBDA increased $44.5 million during the year ended December 31, 2025 as compared to the prior year, primarily due to the fluctuations in baseball revenue and operating costs, as described above.

Mixed-Use Development Adjusted OIBDA increased $23.1 million during the year ended December 31, 2025 as compared to the prior year, primarily due to the increase in Mixed-Use Development revenue and costs, as described above.

Corporate and Other Adjusted OIBDA loss improved $0.6 million during the year ended December 31, 2025 as compared to the prior year, primarily due to decreased personnel costs and other professional fees.

Interest Expense. Interest expense increased $7.7 million during the year ended December 31, 2025 as compared to the prior year, primarily due to new borrowings related to the Acquisition and on construction related loans partially offset by a reduction in interest rates on the Company's variable rate debt.

Share of earnings (losses) of affiliates, net. The following table presents our share of earnings (losses) of affiliates, net:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
MLB Advanced Media, L.P.	$ 20,531	20,015
Baseball Endowment, L.P.	4,287	5,147
Other	4,615	5,298
Total	$ 29,433	30,460

Realized and unrealized gains (losses) on financial instruments, net. Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the Company's interest rate swaps driven by changes in interest rates.

Other, net. Other, net income decreased $1.2 million during the year ended December 31, 2025, as compared to the prior year, primarily due to decreases in dividend and interest income.

Income taxes. Earnings (losses) before income taxes and income tax (expense) benefit are as follows:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Earnings (loss) before income taxes	$ (24,112)	(35,941)
Income tax (expense) benefit	831	4,673

During the year ended December 31, 2025, the Company recognized a tax benefit less than the expected federal tax rate of 21% due primarily to executive compensation that is not deductible for tax purposes. During the year ended December 31, 2024, the Company recognized a tax benefit less than the expected federal tax rate of 21% due primarily to executive compensation that is not deductible for tax purposes.

Net earnings (loss). The Company had net losses of $23.3 million and $31.3 million for the years ended December 31, 2025 and 2024, respectively. The change in net earnings (loss) was the result of the above-described fluctuations in revenue, expenses and other gains and losses, as described above.

Liquidity and Capital Resources

As of December 31, 2025, the Company had $99.9 million of cash and cash equivalents. Substantially all of its cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.

During the years ended December 31, 2025 and 2024, the Company's primary uses of cash were payments to certain players and other employees pursuant to long-term employment agreements, capital expenditures including acquisitions, debt service and working capital requirements, funded primarily by cash from operations, distributions from equity method affiliates and new borrowings.

The Company's uses of cash are expected to be payments to certain players and other employees pursuant to long-term employment agreements, capital expenditures, investments in real estate ventures and debt service payments. The Company expects to fund its projected uses of cash with cash on hand, cash provided by operations and through borrowings under construction loans and revolvers. We believe that the available sources of liquidity are sufficient to cover our projected future uses of cash.

Sources of Liquidity

The following are potential sources of liquidity: available cash balances, cash generated by Braves Holdings' operating activities (to the extent such cash exceeds Braves Holdings' working capital needs and is not otherwise restricted), net proceeds from asset sales, debt borrowings under the LWCF, the MLBFF and the TeamCo Revolver (each as defined below) and dividend and interest receipts.

League Wide Credit Facility

In December 2013, a subsidiary of Braves Holdings executed various agreements to enter into MLB's League Wide Credit Facility (the "LWCF"). Pursuant to the terms of a revolving credit agreement, Major League Baseball Trust may borrow from certain lenders, with Bank of America, N.A. acting as the administrative agent. Major League Baseball Trust then uses the proceeds of such borrowings to provide loans to the club trusts of the participating Clubs, including the Braves Club Trust (the "Club Trust"). The maximum amount available to the Club Trust under the LWCF was $125.0 million as of December 31, 2025 which remains undrawn. The commitment termination date of the revolving credit facility under the LWCF, which is the repayment date for all amounts borrowed under such revolving credit facility, is July 10, 2030.

MLB Facility Fund Revolver

In December 2017, a subsidiary of Braves Holdings executed various agreements to enter into the MLB Facility Fund (the "MLBFF"). Pursuant to the terms of an indenture, a credit agreement and certain note purchase agreements, Major League Baseball Facility Fund, LLC may borrow from certain lenders. Major League Baseball Facility Fund, LLC then uses the proceeds of such borrowings to provide loans to each of the participating Clubs. Amounts advanced pursuant to the MLBFF are available to fund ballpark and other baseball-related real property improvements, renovations and/or new construction. In May 2021, Braves Facility Fund LLC established a revolving credit commitment with Major League Baseball Facility Fund, LLC (the "MLB facility fund – revolver"). The commitment termination date, which is the repayment date for all amounts borrowed under the MLB facility fund – revolver, is July 10, 2030. The maximum amount available to Braves Facility Fund LLC under the MLB facility fund – revolver was $36.8 million as of December 31, 2025 and was fully drawn as of December 31, 2025.

TeamCo Revolver

A subsidiary of Braves Holdings is party to a Revolving Credit Agreement (the "TeamCo Revolver"), which provides revolving commitments of $150.0 million and matures in August 2029. The availability under the TeamCo Revolver as of December 31, 2025 was $115.0 million, net of $35.0 million drawn as of December 31, 2025.

See note 6 to the accompanying consolidated financial statements for a description of all indebtedness obligations.

Off-Balance Sheet Arrangements and Material Cash Requirements

Information concerning the amount and timing of material cash requirements, both accrued and off-balance sheet, as of December 31, 2025, is summarized below.

		Payments due by period			
	Total	Less than 1 year	2 - 3 years	4 - 5 years	After 5 years
		amounts in thousands			
Long-term debt (1)	$ 741,091	215,347	205,779	206,135	113,830
Interest payments (2)	119,929	34,601	38,683	20,362	26,283
Employment agreements (3)	729,205	285,797	296,928	102,480	44,000
Lease obligations	161,485	12,232	20,714	19,024	109,515
Other obligations (4)	30,087	5,170	5,828	3,619	15,470
Total consolidated	$ 1,781,797	553,147	567,932	351,620	309,098

(1) Amounts are stated at the face amount at maturity and do not assume additional borrowings or refinancings of existing debt.

(2) Amounts (i) are based on the Company's outstanding debt at December 31, 2025, (ii) assume the interest rates on the Company's variable rate debt remain constant at the December 31, 2025 rates, (iii) include any impacts of outstanding interest rate swaps and (iv) assume that its existing debt is repaid at maturity.

(3) The Braves have entered into long-term employment contracts with certain of their players (current and former) and other employees. Amounts due under such contracts as of December 31, 2025 aggregated $729.2 million. In addition, certain players and other employees may earn incentive compensation under the terms of their employment contracts. The Braves are under no legal obligation to pay Major League player salaries during any period that players do not render services during a labor dispute.

(4) Amounts include obligations for capital maintenance of Truist Park and software contracts.

Critical Accounting Estimates

The preparation of Atlanta Braves Holdings' consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that Atlanta Braves Holdings believes are critical to its consolidated financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

Non-Financial Instrument Valuations. Atlanta Braves Holdings' non-financial instrument valuations are primarily comprised of its annual assessment of the recoverability of its goodwill and franchise rights (collectively, "indefinite-lived intangible assets"), and its evaluation of the recoverability of its other long-lived assets upon certain triggering events. If the carrying value of Atlanta Braves Holdings' long-lived assets exceeds their estimated fair value, Atlanta Braves Holdings is required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in the consolidated statement of operations. Judgment is required to estimate the fair value of Atlanta Braves Holdings' long-lived assets. Atlanta Braves Holdings may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. Atlanta Braves Holdings may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the judgment involved in Atlanta Braves Holdings' estimation techniques, any value ultimately derived from Atlanta Braves Holdings' long-lived assets may differ from its estimate of fair value.

As of December 31, 2025, the Company had $175.8 million of goodwill and $123.7 million of franchise rights. The Company's goodwill and franchise rights are both entirely allocated to the Baseball reportable segment. The Company performs its annual assessment of the recoverability of its indefinite-lived intangible assets in the fourth quarter each year, or more frequently if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry-specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.

Income Taxes. The Company is required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in its consolidated financial statements or tax returns for each taxing jurisdiction in which the Company operates. This process requires the Company's management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that it enters into. Based on these judgments, the Company may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which the Company operates, our inability to generate sufficient future taxable income or unpredicted results from the final determination of each year's liability by taxing authorities. These changes could have a significant impact on the Company's financial position.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk in the normal course of business due to our ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. We have established policies, procedures and internal processes governing our management of market risks and the use of financial instruments to manage our exposure to such risks.

We are exposed to changes in interest rates primarily as a result of our borrowing activities, which include fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of our long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. We manage our exposure to interest rates by maintaining what we believe is an appropriate mix of fixed and variable rate debt. We believe this best protects us from interest rate risk. We have achieved this mix by (i) issuing fixed rate debt that we believe has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates and (iii) entering into interest rate swap arrangements when we deem appropriate.

As of December 31, 2025, we had $312.6 million aggregate principal amount of floating rate debt with a weighted average interest rate of 5.5% and $428.5 million aggregate principal amount of fixed rate debt with a weighted average interest rate of 4.9%.

Financial Statements and Supplementary Data

The consolidated financial statements of Atlanta Braves Holdings, Inc. are included herein beginning on Page F-15.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Controls and Procedures

In accordance with Exchange Act Rules 13a-15 and 15d-15, the Company carried out an evaluation, under the supervision and with the participation of management, including its Chief Executive Officer and its Chief Financial Officer (the "Executives"), and under the oversight of its board of directors, of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Executives concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed in its reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

See page F-11 for *Management's Report on Internal Control Over Financial Reporting.*

See page F-12 for *Report of Independent Registered Public Accounting Firm* for their attestation regarding the effectiveness of our internal control over financial reporting.

There have been no changes in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Other Information

Insider Trading Arrangements

None of the Company's directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2025.

Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company's management assessed the effectiveness of internal control over financial reporting as of December 31, 2025, using the criteria in *Internal Control-Integrated Framework (2013),* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2025, the Company's internal control over financial reporting is effective.

The Company's independent registered public accounting firm audited the consolidated financial statements and related notes in the Annual Report on Form 10-K and has issued an audit report on the effectiveness of the Company's internal control over financial reporting. Their report appears on page F-12 of this Annual Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Atlanta Braves Holdings, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Atlanta Braves Holdings, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive earnings (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 26, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Atlanta, Georgia
February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Atlanta Braves Holdings, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Atlanta Braves Holdings, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive earnings (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over certain baseball event revenue

As discussed in Note 2 to the consolidated financial statements, baseball event revenue and broadcasting revenue are two primary sources of baseball revenue. The Company derives a portion of baseball event revenue from gameday tickets and season ticket arrangements, for which performance obligations are satisfied as the related benefits are delivered to each customer during the regular season. When consideration is received from a customer prior to transferring services to the customer under the terms of a contract, deferred revenue is recorded. The Company recognized baseball event revenue of $357.8 million for the year ended December 31, 2025, a portion of which related to gameday and season tickets. The Company recorded a liability for deferred revenue and refundable tickets of $109.8 million as of December 31, 2025, a portion of which related to deferred revenue for gameday and season ticket sales.

We identified the evaluation of the sufficiency of audit evidence over baseball event revenue related to gameday and season tickets as a critical audit matter. Evaluation of the third-party service organization used by the Company to track ticket sales required especially subjective auditor judgment as it was highly specialized to the sports and event related industry. In addition, the audit effort required specialized skills and knowledge due to the complexity of the information technology (IT) environment.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over baseball event revenue related to gameday and season tickets. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's process to record baseball event revenue from gameday and season tickets. We involved IT professionals with specialized skills and knowledge, who assisted in testing controls related to the Company's general information technology and application controls related to systems utilized within the revenue recognition process. We performed a software-assisted data analysis to test relationships among gameday and season ticket revenue transactions. For a selection of revenue transactions, we compared the amounts recognized for consistency with underlying documentation and performance obligations, including contracts with customers. For a sample of deferred revenue transactions, we compared the amounts for consistency with underlying documentation and performance obligations, including contracts with customers. We evaluated the sufficiency of audit evidence obtained by assessing the results of procedures performed, including the appropriateness of the nature and extent of audit effort.

/s/ KPMG LLP

We have served as the Company's auditor since 2022.

Atlanta, Georgia
February 26, 2026

ATLANTA BRAVES HOLDINGS, INC.

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024
	amounts in thousands	
Assets		
Current assets:		
Cash and cash equivalents	$ 99,884	110,144
Restricted cash	11,694	2,455
Accounts receivable and contract assets, net of allowance for credit losses of $343 and $238, respectively	33,566	49,991
Other current assets	13,563	16,556
Total current assets	158,707	179,146
Property and equipment, at cost (note 4)	1,266,030	1,161,803
Accumulated depreciation	(397,142)	(354,318)
	868,888	807,485
Investments in affiliates, accounted for using the equity method (note 5)	116,819	108,786
Intangible assets not subject to amortization:		
Goodwill	175,764	175,764
Franchise rights	123,703	123,703
	299,467	299,467
Other assets, net	171,076	128,962
Total assets	$ 1,614,957	1,523,846

See accompanying notes to consolidated financial statements.

ATLANTA BRAVES HOLDINGS, INC.

Consolidated Balance Sheets (continued)

December 31, 2025 and 2024

	2025	2024
	amounts in thousands, except share amounts	
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 43,473	63,711
Deferred revenue and refundable tickets	109,829	111,851
Current portion of debt (note 6)	215,347	104,193
Other current liabilities	8,394	6,905
Total current liabilities	377,043	286,660
Long-term debt (note 6)	523,284	512,927
Finance lease liabilities (note 7)	98,566	103,845
Deferred income tax liabilities (note 9)	41,282	43,516
Pension liability (note 8)	1,758	6,558
Other noncurrent liabilities	34,842	34,116
Total liabilities	1,076,775	987,622
Equity:		
Preferred stock, $.01 par value. Authorized 50,000,000 shares; zero shares issued at December 31, 2025 and December 31, 2024	—	—
Series A common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 10,318,187 and 10,318,162 at December 31, 2025 and December 31, 2024, respectively	103	103
Series B common stock, $.01 par value. Authorized 7,500,000 shares; issued and outstanding 977,751 and 977,776 at December 31, 2025 and December 31, 2024, respectively	10	10
Series C common stock, $.01 par value. Authorized 200,000,000 shares; issued and outstanding 51,828,348 and 51,269,890 at December 31, 2025 and December 31, 2024, respectively	514	511
Additional paid-in capital	1,137,178	1,112,551
Accumulated other comprehensive earnings (loss), net of taxes	(2,743)	(3,352)
Retained earnings (deficit)	(609,012)	(585,644)
Total shareholders' equity	526,050	524,179
Noncontrolling interests in equity of subsidiaries	12,132	12,045
Total equity	538,182	536,224
Commitments and contingencies (note 13)		
Total liabilities and equity	$ 1,614,957	1,523,846

See accompanying notes to consolidated financial statements.

ATLANTA BRAVES HOLDINGS, INC.

Consolidated Statements of Operations

Years ended December 31, 2025, 2024 and 2023

		2025	2024	2023
		amounts in thousands, except per share amounts		
Revenue:				
Baseball revenue.	$	635,060	595,430	581,671
Mixed-Use Development revenue.		97,432	67,318	58,996
Total revenue		732,492	662,748	640,667
Operating costs and expenses:				
Baseball operating costs.		496,987	504,146	482,391
Mixed-Use Development costs		14,363	9,762	8,834
Selling, general and administrative, including stock-based compensation		128,904	125,676	124,902
Impairment expense		30,131	—	—
Depreciation and amortization		75,634	62,829	70,980
		746,019	702,413	687,107
Operating income (loss)		(13,527)	(39,665)	(46,440)
Other income (expense):				
Interest expense		(46,440)	(38,789)	(37,673)
Share of earnings (losses) of affiliates, net (note 5).		29,433	30,460	26,985
Realized and unrealized gains (losses) on intergroup interests, net		—	—	(83,178)
Realized and unrealized gains (losses) on financial instruments, net.		(1,001)	3,424	2,343
Gains (losses) on dispositions, net		—	—	2,309
Other, net		7,423	8,629	6,496
Earnings (loss) before income taxes		(24,112)	(35,941)	(129,158)
Income tax benefit (expense) (note 9).		831	4,673	3,864
Net earnings (loss).		(23,281)	(31,268)	(125,294)
Less net earnings (loss) attributable to noncontrolling interests		87	—	—
Net earnings (loss) attributable to Atlanta Braves Holdings' shareholders	$	(23,368)	(31,268)	(125,294)
Basic net earnings (loss) attributable to Atlanta Braves Holdings, Inc. shareholders per common share (note 2)	$	(0.37)	(0.50)	(2.03)
Diluted net earnings (loss) attributable to Atlanta Braves Holdings, Inc. shareholders per common share (note 2)	$	(0.37)	(0.50)	(2.03)

See accompanying notes to consolidated financial statements.

ATLANTA BRAVES HOLDINGS, INC.

Consolidated Statements of Comprehensive Earnings (Loss)

Years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	amounts in thousands		
Net earnings (loss).	$ (23,281)	(31,268)	(125,294)
Other comprehensive earnings (loss), net of tax:			
Unrealized holdings gains (loss) arising during the period	492	3,635	(3,506)
Share of other comprehensive earnings (loss) of affiliates	117	284	(7)
Other comprehensive earnings (loss), net of tax	609	3,919	(3,513)
Comprehensive earnings (loss)	(22,672)	(27,349)	(128,807)
Less comprehensive earnings (loss) attributable to noncontrolling interests.	87	—	—
Comprehensive earnings (loss) attributable to Atlanta Braves Holdings, Inc. shareholders.	$ (22,759)	(27,349)	(128,807)

See accompanying notes to consolidated financial statements.

ATLANTA BRAVES HOLDINGS, INC.

Consolidated Statements of Cash Flows

Years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
	amounts in thousands		
Cash flows from operating activities:			
Net earnings (loss)	$ (23,281)	(31,268)	(125,294)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	75,634	62,829	70,980
Stock-based compensation	15,575	16,519	13,221
Impairment expense	30,131	—	—
Share of (earnings) losses of affiliates, net	(29,433)	(30,460)	(26,985)
Realized and unrealized (gains) losses on intergroup interests, net	—	—	83,178
Realized and unrealized (gains) losses on financial instruments, net	1,001	(3,424)	(2,343)
(Gains) losses on dispositions, net	—	—	(2,309)
Deferred income tax expense (benefit)	(2,440)	(9,288)	(7,872)
Cash receipts from returns on equity method investments	21,150	21,602	22,450
Net cash received (paid) for interest rate swaps	2,265	5,794	5,104
Other charges (credits), net	6,547	1,855	1,218
Net change in operating assets and liabilities:			
Current and other assets	(57,040)	(15,827)	(42,802)
Payables and other liabilities	(14,873)	(1,701)	13,080
Net cash provided by (used in) operating activities	25,236	16,631	1,626
Cash flows from investing activities:			
Capital expended for property and equipment	(51,333)	(86,013)	(69,036)
Acquisition of real estate assets	(93,709)	—	—
Investments in equity method affiliates and equity securities	—	(334)	(125)
Other investing activities, net	6	40	110
Net cash provided by (used in) investing activities	(145,036)	(86,307)	(69,051)
Cash flows from financing activities:			
Borrowings of debt	158,162	144,890	83,033
Repayments of debt	(41,493)	(102,415)	(56,187)
Contribution from noncontrolling interest	—	—	12,045
Proceeds (disbursements) from exercise of stock options and other stock issuances	9,055	6,412	(689)
Other financing activities, net	(6,945)	(4,329)	(5,873)
Net cash provided by (used in) financing activities	118,779	44,558	32,329
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,021)	(25,118)	(35,096)
Cash, cash equivalents and restricted cash at beginning of period	112,599	137,717	172,813
Cash, cash equivalents and restricted cash at end of period	$ 111,578	112,599	137,717

See accompanying notes to consolidated financial statements.

ATLANTA BRAVES HOLDINGS, INC.

Consolidated Statements of Equity

Years ended December 31, 2025, 2024 and 2023

	Preferred Stock	Common Stock			Former parent's investment	Additional paid-in capital	Accumulated other comprehensive earnings (loss)	Retained earnings (deficit)	Noncontrolling interests in equity of subsidiaries	Total equity
		Series A	Series B	Series C						
					amounts in thousands					
Balance at January 1, 2023	$ —	—	—	—	732,350	—	(3,758)	(429,082)	—	299,510
Net earnings (loss).	—	—	—	—	—	—	—	(125,294)	—	(125,294)
Other comprehensive earnings (loss) . . .	—	—	—	—	—	—	(3,513)	—	—	(3,513)
Stock-based compensation	—	—	—	—	6,294	6,877	—	—	—	13,171
Change in capitalization in connection with Atlanta Braves Holdings Split-Off .	—	103	10	418	(724,115)	723,584	—	—	—	—
Tax sharing adjustment with Former parent	—	—	—	—	(7,354)	—	—	—	—	(7,354)
Contribution from noncontrolling interest	—	—	—	—	—	—	—	—	12,045	12,045
Settlement of intergroup interest	—	—	—	86	—	361,195	—	—	—	361,281
Stock issuances and other, net	—	—	—	2	(7,175)	(2,031)	—	—	—	(9,204)
Balance at December 31, 2023	—	103	10	506	—	1,089,625	(7,271)	(554,376)	12,045	540,642
Net earnings (loss).	—	—	—	—	—	—	—	(31,268)	—	(31,268)
Other comprehensive earnings (loss) . . .	—	—	—	—	—	—	3,919	—	—	3,919
Stock-based compensation	—	—	—	—	—	16,519	—	—	—	16,519
Stock issuances and other, net	—	—	—	5	—	6,407	—	—	—	6,412
Balance at December 31, 2024	—	103	10	511	—	1,112,551	(3,352)	(585,644)	12,045	536,224
Net earnings (loss).	—	—	—	—	—	—	—	(23,368)	87	(23,281)
Other comprehensive earnings (loss) . . .	—	—	—	—	—	—	609	—	—	609
Stock-based compensation	—	—	—	—	—	15,575	—	—	—	15,575
Stock issuances and other, net	—	—	—	3	—	9,052	—	—	—	9,055
Balance at December 31, 2025	$ —	103	10	514	—	1,137,178	(2,743)	(609,012)	12,132	538,182

See accompanying notes to consolidated financial statements.

ATLANTA BRAVES HOLDINGS, INC.

Notes to Consolidated Financial Statements

December 31, 2025, 2024 and 2023

(1) Basis of Presentation

During November 2022, the board of directors of Liberty Media Corporation ("Liberty" or "Former parent") authorized Liberty management to pursue a plan to redeem each outstanding share of its Liberty Braves common stock in exchange for one share of the corresponding series of common stock of a newly formed entity, Atlanta Braves Holdings, Inc. (the "Split-Off"). The Split-Off was completed on July 18, 2023 and was intended to be tax-free to holders of Liberty Braves common stock. In September 2024, the Internal Revenue Service completed its review of the Split-Off and notified Liberty that it agreed with the non-taxable characterization of the transaction. Atlanta Braves Holdings, Inc. ("Atlanta Braves Holdings" or the "Company") is comprised of the businesses, assets and liabilities of its wholly-owned subsidiary Braves Holdings, LLC ("Braves Holdings") and corporate cash.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and represent the combination of the historical financial information of the Liberty Braves Group until the date of the Split-Off. Although Atlanta Braves Holdings was reported as a combined company until the date of the Split-Off, all periods reported herein are referred to as consolidated. These financial statements refer to the consolidation of Braves Holdings, corporate cash and intergroup interests in the Braves Group (prior to settlement/extinguishment) as "Atlanta Braves Holdings," "the Company," "us," "we" and "our" in the notes to the consolidated financial statements. The Split-Off is accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty Braves common stock. The accompanying consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and variable interest entities where the Company determines that it is the primary beneficiary. For consolidated entities where our ownership interest is less than 100%, noncontrolling ownership interests are reported in our consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Description of Business

Braves Holdings indirectly owns the Atlanta Braves Major League Baseball Club ("ANLBC," the "Atlanta Braves," the "Braves," the "club," or the "team"). The Braves' ballpark ("Truist Park" or the "Stadium"), is located in Cobb County, a suburb of Atlanta, and is leased from Cobb County, Cobb-Marietta Coliseum and Exhibit Hall Authority. Braves Holdings, through affiliated entities and third-party development partners, has developed a significant portion of the land around and adjacent to Truist Park for a mixed-use development that features retail, office, hotel and entertainment opportunities (the "Mixed-Use Development").

The Braves and 29 other Major League Baseball ("MLB") clubs are collectively referred to as the Clubs. The Office of the Commissioner of Baseball (the "BOC") is an unincorporated association also doing business as MLB and has as its members the Clubs. The Clubs are bound by the terms and provisions of the Major League Constitution and all rules and regulations promulgated thereunder as well as a series of other agreements and arrangements that govern the operation and management of a Club, which among other things, require each Club to comply with limitations on the amount of debt a Club can incur, revenue sharing arrangements with the other Clubs, commercial arrangements with regard to the national broadcasting of its games and other programming and commercial arrangements relating to the use of its intellectual property.

Split-Off of Atlanta Braves Holdings from Liberty

Prior to the Split-Off, a portion of Liberty's general and administrative expenses, including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support was allocated to the Braves Group each reporting period based on an estimate of time spent. The Braves Group paid $4.5 million during 2023 prior to the Split-Off for such expenses.

Prior to the Split-Off, the Liberty Formula One Group (the "Formula One Group") and the Liberty SiriusXM Group held intergroup interests in the Braves Group. The intergroup interests represented quasi-equity interests which were not represented by outstanding shares of common stock; rather, the Formula One Group and Liberty SiriusXM Group had attributed interests in the Braves Group, which were generally stated in terms of a number of shares of Liberty Braves common stock. As of December 31, 2022, 6,792,903 notional shares represented an 11.0% intergroup interest in the Braves Group held by the Formula One Group and 1,811,066 notional shares represented a 2.9% intergroup interest in the Braves Group held by the Liberty SiriusXM Group. Historically, Liberty assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock and that the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock were used for the mark-to-market adjustment for the intergroup interests held by the Formula One Group and the Liberty SiriusXM Group, respectively, through the consolidated statements of operations. During the second quarter of 2023, Liberty determined that, in connection with the Split-Off, shares of Atlanta Braves Holdings Series C common stock would be used to settle and extinguish the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group. Accordingly, effective as of June 30, 2023 and through the Split-Off date, the market price of Series C Liberty Braves common stock was used for the mark-to-market adjustment for the intergroup interest held by the Liberty SiriusXM Group.

The intergroup interests in the Braves Group remaining immediately prior to the Split-Off were settled and extinguished in connection with the Split-Off through the attribution, to the respective tracking stock group, of Atlanta Braves Holdings Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest.

Following the Split-Off and subsequent Liberty Media Exchange (as defined below), Liberty and Atlanta Braves Holdings operate as separate, publicly traded companies and neither has any continuing stock ownership, beneficial or otherwise, in the other. Liberty owned 1,811,066 shares of Atlanta Braves Holdings Series C common stock following the Spilt-Off. In November 2023, Liberty exchanged 1,811,066 shares of Atlanta Braves Holdings Series C common stock with a third-party in satisfaction of certain of Liberty's debt obligations, and an affiliate of such third-party then sold the shares in a secondary public offering (the "Liberty Media Exchange"). Atlanta Braves Holdings did not receive any of the proceeds from the Liberty Media Exchange.

In connection with the Split-Off, Liberty and Atlanta Braves Holdings entered into certain agreements in order to govern certain of the ongoing relationships between the two companies after the Split-Off and to provide for an orderly transition. These agreements included a reorganization agreement, a services agreement, aircraft time sharing agreements, a facilities sharing agreement, a tax sharing agreement and a registration rights agreement. The facilities sharing agreement and aircraft time sharing agreements were terminated as part of the Corporate Governance Transition (as defined below).

The reorganization agreement provides for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Atlanta Braves Holdings and Liberty with respect to and resulting from the Split-Off. The tax sharing agreement provides for the allocation and indemnification of tax liabilities and benefits between Liberty and Atlanta Braves Holdings and other agreements related to tax matters. Pursuant to the services agreement, Liberty provided Atlanta Braves Holdings with general and administrative services including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support. Atlanta Braves Holdings reimbursed Liberty for direct, out-of-pocket expenses and paid a services fee to Liberty under the services agreement that was subject to adjustment quarterly, as necessary. Additionally, pursuant to the services agreement with Liberty and prior to the Corporate Governance Transition (as defined below), components of Liberty Chief Executive Officer's compensation were either paid directly to him or reimbursed to Liberty, in each case, based on allocations set forth in the services agreement. The allocation percentage was 7% for Atlanta Braves Holdings during the period from July 18, 2023 to December 31, 2023 and was 8% during the period from January 1, 2024 through August 31, 2024, when the Corporate Governance Transition (as defined below) occurred. On October 31, 2025, Atlanta Braves Holdings and Liberty mutually agreed to terminate the services agreement, as Atlanta Braves Holdings has fully assumed responsibility for the functions provided thereunder.

Pursuant to the registration rights agreement with Liberty, Atlanta Braves Holdings has registered the shares of Atlanta Braves Holdings' Series C common stock that were issued to Liberty in settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group and then exchanged by Liberty with a third-party in satisfaction of certain debt obligations. The obligations of Atlanta Braves Holdings under the registration rights agreement have been satisfied in accordance with its terms.

Under these various agreements, amounts reimbursable to Liberty aggregated $0.1 million for the year ended December 31, 2025, $4.6 million for the year ended December 31, 2024, and $1.8 million for the period from July 18, 2023 to December 31, 2023.

Related Party Transactions and Change in Corporate Governance

On August 21, 2024, Terence F. McGuirk ("McGuirk") entered into certain shareholder arrangements with Dr. John C. Malone ("Malone"), pursuant to which Malone has granted McGuirk a proxy (the "Malone Voting Agreement") to vote 887,079 shares of the Company's Series B Common Stock owned by Malone, representing 44% of the Company's then outstanding voting power, on director elections, the approval or authorization of executive compensation and other routine matters. Malone has also granted McGuirk a right of first refusal with respect to future transfers of the Company shares beneficially owned by Malone as well as certain appreciation rights with respect to the value of Malone's shares of Series B Common Stock.

The execution of the Malone Voting Agreement constituted a "Change in Control" of the Company as defined in Gregory B. Maffei's Executive Employment Agreement, dated effective as of December 13, 2019, by and between Mr. Maffei and Liberty. As a result, on August 21, 2024, Mr. Maffei notified the Company of his resignation as President, Chief Executive Officer, Chairman of the Board and a director of the Company effective August 31, 2024. Mr. Maffei's separation from employment with the Company was for "Good Reason" within the meaning of his Executive Employment Agreement. As part of that transition, Atlanta Braves Holdings and Liberty began transitioning various general and administrative services then provided by Liberty to the management of Atlanta Braves Holdings, including legal, tax, accounting, treasury, information technology, cybersecurity and investor relations support. Additionally, the then-current officers of the Company (with limited exceptions) stepped down from their officer positions, effective August 31, 2024, and members of the Braves Holdings executive team assumed these roles effective September 1, 2024 (the "Corporate Governance Transition").

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents (Level 1) consist of highly liquid investments purchased with original maturities of three months or less. Cash equivalents aggregated $42.4 million and $39.0 million as of December 31, 2025 and 2024, respectively.

Restricted Cash

Restricted cash consists of cash on deposit that is restricted for the payment of certain debt and interest obligations, debt reserves, Stadium repair and maintenance reserves and Stadium lease payments.

ATLANTA BRAVES HOLDINGS, INC.

Notes to Consolidated Financial Statements (continued)

December 31, 2025, 2024 and 2023

Accounts Receivable and Contract Assets, net of Allowance for Credit Losses

An account receivable is recorded when there is an unconditional right to consideration based on a contract with a customer. For certain types of contracts with customers, the Company may recognize revenue in advance of the contractual right to invoice the customer, resulting in an amount recorded to contract assets as required by Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). Once the Company has an unconditional right to consideration under these contracts, the contract assets are reclassified to accounts receivable.

In late 2025 and early 2026, the parent of our local broadcasting partner, Main Street Sports Group, faced financial difficulties culminating in the failure to make contractual payments to various professional sport clubs, including the Braves. As a result, Braves Holdings terminated the Braves Broadcasting Agreement and recorded a $30.1 million contract asset impairment associated with the long-term local broadcasting agreement within the Company's December 31, 2025 consolidated financial statements.

The table below details the opening and closing balances of accounts receivable and contract assets:

	Years ended December 31,	
	2025	2024
	amounts in thousands	
Accounts receivable, net of allowance for credit losses	$ 33,494	27,628
Contract assets	72	22,363
Total	$ 33,566	49,991

Accounts receivable and contract assets are reflected net of an allowance for credit losses. A summary of activity in the allowance for credit losses is as follows:

	Beginning of year balance	Charged to expense	Write-Offs	End of year balance
	amounts in thousands			
2025	$ 238	31,043	(30,938)	343
2024	332	977	(1,071)	238
2023	$ 313	252	(233)	332

The Company applies the "expected credit loss" methodology in estimating its allowance for credit losses by first considering historical losses and adding consideration of current market conditions, the customers' financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

Property and Equipment

Property and equipment are recorded at cost, less impairments, if any. Expenditures for improvements that add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed when incurred. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts, and the resulting gain or loss is included in the consolidated statements of operations. Depreciation is recognized over the estimated useful lives of the assets using the straight-line method.

Investments

Braves Holdings or certain of its subsidiaries maintain investments in various entities, including certain MLB affiliates, Georgia Ballpark Hotel Company, LLC, and Battery Hotel Group, LLC.

Investments in entities in which Braves Holdings or its subsidiaries have significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when the Company (i) owns between 20% and 50% of a voting interest in the investee, (ii) holds substantial management rights, or (iii) holds an interest greater than 3% to 5% in an investee that is a limited partnership. The presumption that exists for interests in the ranges stated above is overcome in limited circumstances if it is readily apparent based on the facts and circumstances that the investor does not have the ability to influence the financial and operating policies over the investee. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company's share of net earnings or losses of the investment as they occur rather than as dividends or other distributions as they are received. Losses are limited to the extent of the Company's investment in, advances to and commitments for the investee.

The Company relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, the Company relies on audit reports that are provided by the affiliates' independent auditors on the financial statements of such affiliates. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses on a lag. The Company is not aware of any errors in, or possible misstatements of, the financial information provided by its equity affiliates that would have a material effect on the Company's consolidated financial statements.

The Company periodically reviews the carrying amounts of its investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; changes in valuation subsequent to the balance sheet date; and the Company's intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company's assessment of the foregoing factors involves judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. Write-downs for equity method investments are included in share of earnings (losses) of affiliates, net in the consolidated statements of operations.

Intangible Assets

Goodwill and franchise rights (collectively, "indefinite-lived intangible assets") are not amortized, but instead are tested for impairment at least annually. The annual impairment assessment of the Company's indefinite-lived intangible assets is performed during the fourth quarter of each year, or more frequently if events and circumstances indicate impairment may have occurred.

The Company's goodwill is allocated entirely to its Baseball reportable segment. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period.

In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. The Company performed a qualitative analysis during the fourth quarter of 2025 and concluded it was not more likely than not that an impairment existed.

If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test. The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company's valuation analysis are based on management's best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company's indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.

Amateur Player Acquisition Rights

Amateur player acquisition rights consist of upfront payments to players that are capitalized and amortized using the straight-line method over their estimated useful lives. Such amounts are included in other assets, net in the consolidated balance sheets. Amortization of amateur player acquisition rights was approximately $12.8 million, $13.4 million and $11.5 million for the years ended December 31, 2025, 2024 and 2023, respectively, and was included in depreciation and amortization expense in the consolidated statements of operations.

Assets and Liabilities Measured at Fair Value

For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

Derivative Instruments and Hedging Activities

All of the Company's derivatives, whether designated as hedging relationships or not, are recorded on the consolidated balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings or losses. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings (loss) in the consolidated statements of comprehensive earnings (loss) and are recognized in the consolidated statements of operations when the hedged item affects earnings or losses. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings (loss). If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in net earnings (loss). None of the Company's derivatives are currently designated as hedges.

Pension Plans

Braves Holdings' current and former players as well as certain coaches, managers, trainers and assistant trainers participate in a multi-employer defined-benefit pension plan in which all of the Clubs participate and equally fund. A certain population of Braves Holdings' non-uniformed personnel participate in a defined-benefit pension plan sponsored by Braves Holdings.

The Company records amounts relating to its Braves Holdings-sponsored plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return and compensation increases. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The Company believes that the assumptions utilized in recording its obligations under its plan are reasonable based on its experience and market conditions.

The Company recognizes the funded status of the Braves Holdings-sponsored defined-benefit pension plan as a net asset or liability and recognizes changes in that funded status in the year in which the changes occur through other comprehensive earnings (loss) in the consolidated statements of comprehensive earnings (loss) to the extent those changes are not included in net periodic cost. The funded status reported on the Company's consolidated balance sheets as of December 31, 2025 and 2024 was measured as the difference between the fair value of plan assets and the projected benefit obligation.

Revenue Recognition

ASC 606 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

Revenue is recognized when, or as, performance obligations under the terms of a contract are satisfied, which generally occurs when, or as, control of the promised products or services are transferred to customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or services to a customer (transaction price). To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount to which the Company expects to be entitled. Variable consideration is included in the transaction price if, in the Company's judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company's anticipated performance and all information that is reasonably available.

Contracts with customers may contain multiple performance obligations. For such arrangements, the transaction price is allocated to each performance obligation based on the estimated relative standalone selling prices of the promised products or services underlying each performance obligation. The Company determines standalone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the standalone selling price considering available information, such as market conditions and internal pricing guidelines related to the performance obligations.

Significant portions of the transaction prices for Braves Holdings are related to undelivered performance obligations that are under contractual arrangements that extend beyond one year. The Company anticipates recognizing revenue from the delivery of such performance obligations of approximately $247.6 million in 2026, $211.0 million in 2027, $173.0 million in 2028, $285.4 million in 2029 through 2033 and $146.8 million thereafter, primarily recognized through 2041. We have not included any amounts in the undelivered performance obligations amounts for those performance obligations that relate to a contract with an original expected duration of one year or less.

Sales, value add, and other taxes when collected concurrently with revenue producing activities are excluded from revenue. If, at contract inception, the Company determines the time period between when the Company transfers a promised good or service to a customer and when the customer pays the Company for that good or service is one year or less, the Company does not adjust the promised amount of consideration for the effects of a significant financing component.

When consideration is received from a customer prior to transferring services to the customer under the terms of a contract, deferred revenue is recorded. The primary source of the Company's deferred revenue relates to suite and season ticket arrangements, as well as certain sponsorship arrangements. Deferred revenue is recognized as revenue when, or as, control of the products or services are transferred to the customer and all revenue recognition criteria have been met. At December 31, 2025 and 2024, the Company had long-term deferred revenue of $18.9 million and $17.8 million, respectively, which were included in other noncurrent liabilities in the consolidated balance sheets. During the years ended December 31, 2025, 2024 and 2023, the Company recognized $108.8 million, $99.8 million and $88.8 million, respectively, of revenue that was included in deferred revenue at the beginning of the respective year.

The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service.

The following table disaggregates Braves Holdings' revenue by source:

	Years ended December 31,		
	2025	**2024**	**2023**
	amounts in thousands		
Baseball:			
Baseball event	$ 357,849	347,925	339,485
Broadcasting	188,586	166,094	160,944
Retail and licensing.	46,489	47,754	51,533
Other	42,136	33,657	29,709
Total Baseball.	635,060	595,430	581,671
Mixed-Use Development	97,432	67,318	58,996
Total revenue.	$ 732,492	662,748	640,667

The Company's revenue recognition policies summarizing the nature, amount, timing and uncertainty associated with each major source of revenue from contracts with customers are described below.

Baseball Event Revenue

The Company derives event-related revenue from gameday tickets, concessions and parking. These arrangements have limited performance obligations for single or mini multigame ticket packages and include a fixed-fee transaction price. The Company's performance obligations are satisfied as the related benefits are delivered to each customer.

In addition, the Company derives event related revenue from suite arrangements, season tickets and advertising sponsorships (in the form of Stadium signage and other sponsorship elements). These arrangements may be multiyear fee arrangements and include annual market increases. Payment terms for these arrangements can vary by contract, but payments are generally due in installments prior to each regular season. The Company's performance obligations under such arrangements are to provide the customer with certain benefits during each regular season. The transaction price of the arrangement is allocated to each performance obligation based on the relative standalone selling price of each obligation. In determining the standalone selling price, the Company considers the contractually agreed-upon fees, as compared to other arrangements. The Company's performance obligations are satisfied as the related benefits are delivered to each customer. Revenue is recognized on a per game basis during the regular season based on a pro rata share of total revenue allocated to the entire regular season to the total number of home games during the regular season.

Broadcasting Revenue

The Company derives revenue from the sale of local broadcasting rights and national broadcasting rights negotiated by the BOC on behalf of the Clubs.

Each Club has the right to authorize the television broadcast, within its home television territory, of games in which it participates, subject to certain exceptions. ANLBC had a long-term local broadcasting agreement with SportSouth, a subsidiary of Main Street Sports Group, LLC, the owner and operator of the FanDuel Sports Network South and FanDuel Sports Network Southeast video programming services, granting its regional cable networks the right to broadcast substantially all of the Braves games not otherwise selected for broadcast within the home television territory of the Braves by national broadcast partners (such agreement, as amended, the "Braves Broadcast Agreement"). Over the term of the agreement, ANLBC was entitled to receive payments, subject to the actual number of games broadcast during the term. Pursuant to the terms of the agreement, ANLBC received such rights fees in monthly installments from January through August of each year. The transaction price under the local television broadcast arrangement is variable in nature as certain provisions exist as to the consideration received in certain years. The Company estimated the entire transaction price of the contractual arrangements and recognized revenue allocated to each of the performance obligations within the contractual arrangements as those performance obligations were satisfied. In estimating the transaction price, the Company considered the contractually agreed-upon fees as well as qualitative considerations with respect to the number of games expected to be broadcast. The resulting transaction price was allocated entirely to each contract year as stated in the contractual agreement and revenue was recognized using an output measure of progress toward satisfaction of the Company's performance obligations within the contract year, as the underlying benefits were provided. As discussed above, the Braves Broadcast Agreement was terminated in January 2026. In Februray 2026, the Braves announced BravesVision, a multimedia platform owned and operated by the Company that will become the official local television home of the Braves beginning with the 2026 season..

The Company also participates in the revenue generated from national television and radio broadcast arrangements negotiated by the BOC on behalf of the Clubs with ESPN Inc., Turner Broadcasting System, Inc., Fox Broadcasting Company, NBC Universal Media, Sirius XM Satellite Radio and others (the "National Broadcast Rights"). Under the rules and regulations adopted by MLB, as well as a series of other agreements and arrangements that govern the operation and management of a Club, the BOC has the authority, acting as the agent on behalf of the Clubs, to enter into and administer all contracts for the sale of National Broadcast Rights. The transaction prices under national broadcasting rights arrangements are typically fixed and are allocated to each performance obligation within the contractual arrangements. The fixed license fees are allocated to each of the performance obligations within the contractual arrangements, based on the standalone selling price of the intellectual property. The resulting transaction price is allocated entirely to the rights provided for the related contract year, and revenue is recognized using an output measure of progress toward satisfaction of the Company's performance obligations within the contract year, which is generally as games are made available for use under license agreement.

Retail and Licensing Revenue

The Company has retail merchandise sales primarily at the Stadium. Sales of merchandise are recorded at the point of sale, net of returns. The Company has elected to present sales taxes on a net basis.

The Company participates in an agency arrangement along with the other 29 Clubs whereby net revenue generated from licensing arrangements with third parties is divided equally among the Clubs. The transaction price is based upon the expected distribution values as communicated by MLB. The timing of revenue recognition and receipt of this revenue is dependent on the nature of the underlying performance obligation, which is generally over time.

Mixed-Use Development Revenue

The Company receives lease income as the lessor for certain buildings and land in the Mixed-Use Development. Revenue from minimum rents is recognized on a straight-line basis over the terms of their respective lease agreements. Some retail tenants are required to pay overage rents based on sales over a stated base amount during the lease term. Overage rents are only recognized when each tenant's sales exceed the applicable sales threshold. Tenants reimburse the Company for a substantial portion of the Company's operating expenses, including common area maintenance, real estate taxes and property insurance. The Company accrues reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. The Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent year.

Parking and sponsorship revenue comprise a relatively small portion of Mixed-Use Development revenue. Sponsorship revenue is recognized on a straight-line basis over each annual period. Parking revenue is recognized daily based on actual usage.

Compensation to Players and Other Baseball Personnel

Player and other baseball personnel contracts are expensed based on a systematic and rational method where the expense typically follows the annual contractual amounts payable for each season. If compensation is earned currently but is to be paid in future periods, the earned amount, net of imputed interest based on the expected payout period, is charged to expense, and amounts not paid are reflected as either a current or noncurrent liability in the consolidated balance sheets. Interest imputed on these obligations is amortized and charged to expense using the effective interest method and reflected in the consolidated statements of operations as interest expense. Interest income for these investments is recognized when earned in the other, net line in the consolidated statements of operations.

In the event the Club terminates a player's contract where the reason for the player's failure is not based on an act of the player that is proscribed by the contract, the Club may be required to make minimum payments to the player for the balance of the contract's term. With respect to such payments, the present value of the remaining unpaid balance of that contract, including unamortized capitalized signing bonuses, is expensed in the baseball operating costs line in the consolidated statements of operations in the year the person is released, and any unpaid amounts are included in accounts payable and accrued liabilities in the consolidated balance sheets. If it is probable that an injury will prevent a player from playing in future periods, the present value of compensation to be earned during those periods, net of any insurance proceeds, is expensed in the baseball operating costs line in the consolidated statements of operations in the period in which the injury was determined to prevent future play.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs aggregated $5.3 million, $5.0 million, and $5.2 million for the years ended December 31, 2025, 2024 and 2023, respectively, and were recorded in the selling, general and administrative, including stock-based compensation expenses line in the consolidated statements of operations.

Stock-Based Compensation

As more fully described in note 11, Atlanta Braves Holdings has granted to its directors, employees and employees of its subsidiaries, restricted stock ("RSAs"), restricted stock units ("RSUs") and stock options to purchase shares of Atlanta Braves Holdings common stock (collectively, "Awards"). The Company measures the cost of employee services received in exchange for Awards based on the grant date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Awards). The Company estimates grant date fair value using the Black-Scholes valuation model. During the years ended December 31, 2025, 2024 and 2023, the Company recorded stock-based compensation expense of $15.6 million, $16.5 million and $13.2 million, respectively. These amounts are included in selling, general and administrative, including stock-based compensation expense in the consolidated statements of operations.

Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it is more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Comprehensive Earnings (Loss)

Comprehensive earnings (loss) consists of net earnings (loss), comprehensive earnings (loss) attributable to unrealized gains (loss) on marketable securities and the Company's share of the comprehensive earnings (loss) of our equity method affiliates.

Earnings Attributable to Atlanta Braves Holdings Stockholders Per Common Share

Basic earnings (loss) per common share ("EPS") is computed by dividing net earnings (loss) attributable to Atlanta Braves Holdings stockholders by the weighted average number of common shares outstanding ("WASO") for the period. Diluted EPS presents the dilutive effect on a per share basis of potential common shares as if they had been converted at the beginning of the periods presented. There were no potentially dilutive shares of common stock excluded from diluted EPS for the years ended December 31, 2025 and 2024, and for the year ended December 31, 2023, there were 0.3 million potentially dilutive shares of common stock, because their inclusion would have been antidilutive.

	Years ended December 31,		
	2025	**2024**	**2023**
	(numbers of shares in thousands)		
Basic WASO	62,754	62,032	61,735
Potentially dilutive shares [1]	858	871	794
Diluted WASO.	63,612	62,903	62,529

[1] Potentially dilutive shares are excluded from the computation of diluted EPS during periods in which losses are reported since the result would be antidilutive.

Reclasses and Adjustments

Certain prior period amounts have been reclassified for comparability with the current year presentation.

Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) fair value measurements of non-financial instruments and (ii) accounting for income taxes to be its most significant estimates.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Improvements to Income Tax Disclosures*, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The standard became effective for the December 31, 2025 consolidated financial statements. These additional disclosure requirements will be applied retrospectively to all prior periods presented in the consolidated financial statements and are located in notes 3 and 9.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses,* which requires new financial statement disclosures to provide disaggregated information for certain types of expenses, including purchases of inventory, employee compensation, depreciation, and amortization in commonly presented expense captions such as selling, general, and administrative expenses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements,* which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The update provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. This ASU is effective for fiscal years beginning after December 15, 2027, including interim periods within the fiscal year therein, with early adoption permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

(3) Supplemental Disclosures to Consolidated Statements of Cash Flows

	December 31, 2025	December 31, 2024	December 31, 2023
	amounts in thousands		
Cash paid for interest	$ 40,472	37,370	36,703
Cash paid (refunds received) for taxes:			
Domestic federal	$ 220	4,736	2,344
Domestic state			
Georgia	150	96	128
Other	47	96	38
International	312	308	304
Noncash activity:			
Property and equipment expenditures incurred but not yet paid	$ 4,405	13,233	26,893

The following table reconciles cash and cash equivalents and restricted cash reported in the Company's consolidated balance sheets to the total amount presented in its consolidated statements of cash flows:

	December 31, 2025	December 31, 2024	December 31, 2023
	amounts in thousands		
Cash and cash equivalents	$ 99,884	110,144	125,148
Restricted cash	11,694	2,455	12,569
Total cash, cash equivalents and restricted cash at end of period	$ 111,578	112,599	137,717

(4) Property and Equipment

Property and equipment consisted of the following:

	December 31, 2025			December 31, 2024		
	Owned assets	Owned assets available to be leased	Total	Owned assets	Owned assets available to be leased	Total
			amounts in thousands			
Land	$ 19,333	47,500	66,833	18,583	22,891	41,474
Buildings and improvements	281,657	531,521	813,178	281,420	481,276	762,696
Leasehold improvements	102,281	70,405	172,686	85,293	67,863	153,156
Furniture and equipment.	190,249	17,985	208,234	183,971	9,850	193,821
Construction in progress	1,493	3,606	5,099	6,865	3,791	10,656
Property and equipment, at cost . .	$ 595,013	671,017	1,266,030	576,132	585,671	1,161,803

Included within property and equipment is capitalized interest of $23.4 million as of both December 31, 2025 and 2024. Capitalized interest is recorded as part of an asset's cost and depreciated over the asset's useful life.

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $52.4 million, $44.2 million and $54.3 million, respectively.

(5) Investments in Affiliates Accounted for Using the Equity Method

The following table includes the Company's carrying amount and percentage ownership of its investments in affiliates:

	December 31, 2025		December 31, 2024
	Percentage Ownership	Carrying amount	Carrying amount
		amounts in thousands	
MLBAM	3.3 %	$ 59,422	54,235
BELP	3.3 %	43,722	39,785
Other.	50.0 %	13,675	14,766
Total		$ 116,819	108,786

The following table presents the Company's share of earnings (losses) of affiliates:

	Years ended December 31,		
	2025	2024	2023
	amounts in thousands		
MLBAM	$ 20,531	20,015	19,747
BELP	4,287	5,147	2,114
Other.	4,615	5,298	5,124
Total	$ 29,433	30,460	26,985

MLBAM

MLB Advanced Media, L.P. ("MLBAM") was formed in January 2000 pursuant to a vote of the 30 owners of the Clubs, whereby each Club agreed to cede substantially all of its individual Club internet and interactive media rights to MLBAM for an indirect 3.3% interest in MLBAM. The Company's investment in MLBAM is considered an equity method investment as the investment is in a limited partnership where significant influence is generally presumed to exist.

At the time of the acquisition of ANLBC by a predecessor of Liberty in 2007, the fair value of the MLBAM investment exceeded ANLBC's proportionate share of MLBAM's net assets, resulting in excess basis in the investment in MLBAM. The excess basis as of December 31, 2025 and 2024 was indefinite lived and aggregated to approximately $10.3 million.

BELP

Baseball Endowment, L.P. ("BELP") is an investment fund formed by the Clubs principally for the purpose of investing, on a long-term basis, assets on their behalf intended to provide a competitive market rate investment return while minimizing investment volatility. The Company's investment in BELP is considered an equity method investment as the investment is in a limited partnership where significant influence is generally presumed to exist. The Company records its share of BELP's earnings (losses) on a one month lag.

The investments held by BELP are recorded at fair value. Investments in open-end mutual funds are valued at such fund's closing net asset value per share on the date of valuation. The investments in investment funds represent BELP's proportionate share of the investment funds' partners' capital, or net asset value, as reported by the underlying investment fund managers. The net asset values ("NAV"), or their equivalents were used, as a practical expedient under GAAP, in determining the fair values of these investments. Investments in common stock and exchange-traded funds, which are traded on a securities exchange, are generally valued at the last reported sales price on the day of valuation. Investments in fixed-income securities are valued at quoted prices provided by independent pricing vendors. In the absence of readily determinable market prices or in the absence of a formal securities exchange, investments are valued at their fair value as determined by management. If a readily determinable market price or a formal securities exchange was available, these fair values could be materially different. In determining the fair value of such an investment, BELP management considers recent transactions in the investment, if available, and the investment prospects for the future, which include an analysis of the financial condition, cash flows and capital structure of the investment.

As required by GAAP, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which BELP's investments have been classified, BELP management has assessed factors, including, but not limited to, price transparency, and the existence or absence of certain restrictions at the measurement date. BELP management generally classifies investments in exchange-traded equities, mutual funds, and exchange-traded funds as Level 1 investments, fixed-income securities as Level 2 investments, and classifies other investments without a readily determinable market price as Level 3 investments. Historically, BELP management has maintained less than 10% of the underlying investments in Level 3.

Other Affiliates

Braves Holdings has 50% interests in various joint ventures that were formed to develop, own and operate hotels within the Mixed-Use Development. The equity method of accounting is applied to these investments as Braves Holdings does not have the ability to direct the most significant activities that impact their economic performance. In addition, Braves Holdings records its share of the earnings (losses) of these investments on a three month lag.

Summary Financial Information

In accordance with the Securities and Exchange Commission rules, the Company must determine which, if any, of its equity method investments is a "significant subsidiary." The rules mandate the use of three different tests to determine if any of the Company's equity securities are significant subsidiaries: the investment test, the asset test and the income test. The table below provides the summarized financial information required by Rule 4-08(g) of Regulation S-X for all of the Company's equity method investments that met the significance criteria, when aggregated.

Balance Sheets

	December 31, 2025	December 31, 2024
	amounts in thousands	
Current assets.	$ 845,067	760,756
Noncurrent assets	$ 3,045,649	2,798,352
Current liabilities.	$ 593,699	501,899
Noncurrent liabilities	$ 483,666	517,990
Equity	$ 2,813,351	2,539,219

Statements of Operations

	Years ended December 31,		
	2025	2024	2023
	amounts in thousands		
Revenue	$ 1,607,869	1,516,898	1,445,756
Earnings (loss) before income taxes	$ 757,367	774,862	651,568
Net earnings (loss)	$ 753,808	764,330	642,333

As disclosed above, the Company records its share of the earnings (losses) of BELP and the other various joint ventures in which it holds a 50% interest on a lag. The aggregated amounts in the tables above include financial information for these affiliates based on the applicable lag.

ATLANTA BRAVES HOLDINGS, INC.

Notes to Consolidated Financial Statements (continued)

December 31, 2025, 2024 and 2023

(6) Debt

Debt is summarized as follows:

	December 31, 2025	December 31, 2024
	amounts in thousands	
Baseball		
League wide credit facility	$ —	—
MLB facility fund – term	30,000	30,000
MLB facility fund – revolver	36,800	39,100
TeamCo revolver	35,000	—
Term debt	151,992	158,806
Mixed-Use Development		
Credit facilities	143,592	126,924
Term debt	343,707	265,236
Deferred financing costs	(2,460)	(2,946)
Total debt	738,631	617,120
Debt classified as current	(215,347)	(104,193)
Total long-term debt	$ 523,284	512,927

League Wide Credit Facility

In December 2013, a subsidiary of Braves Holdings executed various agreements to enter into MLB's League Wide Credit Facility (the "LWCF"). Braves Holdings also established a special purpose Delaware statutory trust, the Braves Club Trust (the "Club Trust"), and transferred, among other things, to the Club Trust its rights to receive distributions of revenue from the National Broadcasting Contracts, which secure borrowings under the LWCF. Pursuant to the terms of a revolving credit agreement, Major League Baseball Trust may borrow from certain lenders, with Bank of America, N.A. acting as the administrative agent. Major League Baseball Trust then uses the proceeds of such borrowings to provide loans to the club trusts of the participating Clubs. Major League Baseball Trust has granted Wells Fargo Bank, National Association, the collateral agent in respect of the LWCF, a first priority lien to secure the borrowings under the LWCF. The maximum amount available to the Club Trust under the LWCF was $125.0 million as of December 31, 2025. The commitment termination date of the revolving credit facility under the LWCF, which is the repayment date for all amounts borrowed under such revolving credit facility, is July 10, 2030.

Under the LWCF, the Club Trust can request a revolving credit advance in the form of a Term Secured Overnight Financing Rate ("SOFR") or Base Rate loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by Term SOFR or Base Rate, plus an applicable margin. A Term SOFR Advance has a margin of 1.20% to 1.325%, based on the credit rating of Major League Baseball Trust. A Base Rate Advance bears interest at the greater of (x) the Federal Funds rate plus 0.50%, (y) the prevailing Prime, and (z) SOFR plus 1.00%, plus a margin of 0.200% to 0.325%, based on the credit rating of Major League Baseball Trust. Borrowings outstanding under the LWCF bore interest at a rate of 4.89% and 5.63% per annum as of December 31, 2025 and 2024, respectively. The LWCF also has a commitment fee equal to 0.20% per annum on the daily unused amount of the revolving credit facility.

MLB Facility Fund

In December 2017, a subsidiary of Braves Holdings executed various agreements to enter into the MLB Facility Fund (the "MLBFF"). Braves Holdings also established a special purpose Delaware limited liability company, Braves Facility Fund LLC ("Braves Facility Fund"), and transferred to Braves Facility Fund its rights to receive distributions from the Club Trust, which secure borrowings under the MLBFF. Pursuant to the terms of an indenture, a credit agreement and certain note purchase agreements, Major League Baseball Facility Fund, LLC may borrow from certain lenders. Major League Baseball Facility Fund, LLC then uses the proceeds of such borrowings to provide loans to each of the participating Clubs. Amounts advanced pursuant to the MLBFF are available to fund ballpark and other baseball-related real property improvements, renovations and/or new construction.

Term

In June 2020, Braves Facility Fund converted previous borrowings under a revolving credit advance to a $30.0 million term note with Major League Baseball Facility Fund, LLC (the "MLB facility fund – term"). Interest is payable on June 10 and December 10 of each year at an annual rate of 3.65%. In each of December 2029 and 2030, $15.0 million of the term note matures.

Revolver

In May 2021, Braves Facility Fund established a revolving credit commitment with Major League Baseball Facility Fund, LLC (the "MLB facility fund – revolver"). The maximum amount available to Braves Facility Fund under the MLB facility fund – revolver was $36.8 million as of December 31, 2025. The commitment termination date, which is the repayment date for all amounts borrowed under the revolving credit facility of the MLBFF, is July 10, 2030.

Under a credit agreement, Braves Facility Fund can request a revolving credit advance in the form of a Term SOFR or Base Rate Advance. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by a Term SOFR or Base Rate, plus an applicable margin. A Term SOFR Advance has a margin of 1.275% to 1.400%, based on the credit rating of Major League Baseball Facility Fund, LLC. A Base Rate Advance bears interest as the greater of (x) the Federal Funds rate plus 0.50%, (y) the prevailing Prime rate, and (z) SOFR plus 1.00%, plus a margin of 0.275% to 0.400%, based on the credit rating of Major League Baseball Facility Fund, LLC. Borrowings outstanding under the MLB facility fund – revolver bore interest at a rate of 4.96% and 5.71% per annum as of December 31, 2025 and 2024, respectively. The MLB facility fund – revolver also has a commitment fee equal to 0.20% per annum on the daily unused amount of the revolver.

TeamCo Revolver

In August 2022, a subsidiary of Braves Holdings amended a revolving credit agreement (the "TeamCo Revolver") that provided for revolving commitments of $150.0 million. Under the agreement, Braves Holdings can request a revolving credit loan in the form of a SOFR or Base Rate Loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by Term SOFR or Base Rate, plus an applicable margin of 1.25% and 0.25%, respectively. The interest rate of a SOFR Loan bears interest at Term SOFR while the interest rate of a Base Rate Loan bears interest at the greater of (x) the prevailing Prime rate, (y) the prevailing Federal Funds rate plus 0.50%, and (z) Term SOFR plus 1.00%. The revolving commitment termination date, which is the repayment date for all amounts borrowed under such revolving credit facility, is August 2029. Borrowings outstanding under the TeamCo Revolver bore interest at a rate of 4.94% and 5.58% per annum as of December 31, 2025 and 2024, respectively, and had availability of $115.0 million as of December 31, 2025. The TeamCo Revolver also has a commitment fee of 0.20% per annum on the daily unused amount of the revolving loans. Under the TeamCo Revolver, Braves Holdings must maintain certain financial covenants, including a fixed-charge coverage ratio and total enterprise indebtedness.

Baseball Term Debt

In August 2016, a subsidiary of Braves Holdings entered into a senior secured permanent placement note purchase agreement for $200.0 million (the "Note Purchase Agreement"). The notes bear interest at 3.77% per annum and are scheduled to mature in September 2041. Braves Holdings makes principal and interest payments of $6.4 million each March 30 and September 30. At December 31, 2025 and 2024, Braves Holdings had borrowings of $150.9 million and $157.6 million under the Note Purchase Agreement, respectively, net of unamortized debt issuance costs. Additionally, Braves Holdings must maintain certain financial and non-financial covenants, including debt service coverage ratios.

Mixed-Use Development Credit Facilities

In August 2016, a subsidiary of Braves Holdings entered into a $37.5 million construction loan agreement. The proceeds were primarily used to pay the construction costs of an entertainment building adjacent to the Stadium, as well as assist with continued development and construction of the Mixed-Use Development. Beginning December 15, 2020 and on each month thereafter, Braves Holdings made principal and interest payments of $0.2 million. In November 2024, this construction loan was amended, increasing the borrowing capacity to $40.0 million, of which approximately $6.0 million is not available for borrowing as of December 31, 2025, but is expected to be available once certain conditions are met. The amendment also extends the maturity to November 2029. Loans under the construction loan bear interest at SOFR plus 1.99% per annum. Borrowings outstanding under the construction loan bore interest at a rate of 5.68% and 6.32% as of December 31, 2025 and 2024, respectively. Beginning December 15, 2024 and on each month thereafter, Braves Holdings makes principal payments of $0.1 million in addition to interest in arrears. At December 31, 2025 and 2024, Braves Holdings had borrowings outstanding of $33.2 million and $33.8 million, respectively, net of unamortized debt issuance costs. Additionally, Braves Holdings must maintain certain financial covenants, including debt service coverage ratios.

In December 2022, a subsidiary of Braves Holdings entered into a $112.5 million construction loan agreement that has an initial maturity date of December 2026. The proceeds of the construction loan agreement were used to pay the construction costs of an office building adjacent to the Stadium. Loans under the construction loan bear interest at SOFR plus 2.00% per annum (subject to a reduction to 1.80% per annum if certain conditions are met). Borrowings outstanding under the construction loan bore interest at a rate of 5.69% and 6.33% as of December 31, 2025 and 2024, respectively. At December 31, 2025 and 2024, Braves Holdings had borrowings outstanding of $110.0 million and $92.5 million, respectively, under the construction loan, net of unamortized debt issuance costs.

Mixed-Use Development Term Debt

In May 2018, a subsidiary of Braves Holdings refinanced a construction loan with a $95.0 million term loan agreement. In April 2023, the term loan agreement was amended to change the reference rate on borrowings to daily simple SOFR. In May 2025, the term loan agreement was amended, extending the maturity to May 2026 and providing for two, twelve-month extension options, subject to certain conditions. Borrowings outstanding under the term loan bore interest at a rate of 5.01% and 5.66% as of December 31, 2025 and 2024, respectively. The full principal amount will be due at maturity. At both December 31, 2025 and 2024, Braves Holdings had borrowings of $95.0 million, under the term loan agreement, net of unamortized debt issuance costs. Pursuant to the May 2025 amendment, Braves Holdings must maintain certain non-financial covenants.

In June 2022, subsidiaries of Braves Holdings refinanced a construction loan agreement that was used to construct an office building within the Mixed-Use Development with a new term loan facility with $125.0 million in commitments, approximately $2.3 million of which is not available for borrowing as of December 31, 2025, but is expected to be available once certain conditions are met. The term loan agreement bears interest at one-month SOFR plus 2.10% per annum and is scheduled to mature on June 13, 2027. Borrowings outstanding under the term loan bore interest at a rate of 5.79% and 6.43% as of December 31, 2025 and 2024, respectively. Approximately $1.8 million of annual principal payments commenced in July 2024. At December 31, 2025 and 2024, Braves Holdings had borrowings outstanding of $119.8 million and $101.0 million under the term loan facility, respectively, net of unamortized debt issuance costs.

In May 2023, a subsidiary of Braves Holdings refinanced an $80.0 million construction loan agreement that was used to construct the retail portion of the Mixed-Use Development with a new term loan with $80.0 million in commitments, approximately $8.3 million of which is not available for borrowing as of December 31, 2025, but is expected to be available once certain conditions are met. The term loan agreement bears interest at daily simple SOFR plus 2.50% per annum and is scheduled to mature on May 18, 2028. Borrowings outstanding under the term loan bore interest at a rate of 6.16% and 6.81% as of December 31, 2025 and 2024, respectively. Approximately $1.0 million of annual principal payments commence in June 2026. At December 31, 2025 and 2024, Braves Holdings had borrowings outstanding of $71.4 million and $68.3 million, respectively, net of unamortized debt issuance costs.

In March 2025, a subsidiary of Braves Holdings entered into a term loan agreement with $56.8 million in commitments. The term loan agreement bears interest at a one-month SOFR plus 2.00% per annum and is scheduled to mature in March 2030. The full principal amount will be due at maturity, and monthly interest payments commenced in May 2025. Borrowings outstanding under the term loan agreement bore interest at a rate of 5.69% as of December 31, 2025. At December 31, 2025, Braves Holdings has borrowings of $56.5 million under the term loan agreement, net of unamortized debt issuance costs.

Five Year Maturities

As of December 31, 2025, the principal maturities of outstanding debt obligations for each of the next five years are as follows (amounts in thousands):

2026	$	215,347
2027	$	127,301
2028	$	78,478
2029	$	89,322
2030	$	116,813

Fair Value of Debt

The Company believes that the carrying amount of its debt with variable rates approximates fair value at December 31, 2025. Other fixed rate debt is considered to be carried at approximate fair value with the exception of the senior secured permanent placement notes, which was estimated to be approximately $129.4 million as of December 31, 2025, based on current U.S. treasury rates for similar financial instruments.

Debt Covenants

As of December 31, 2025, Braves Holdings was in compliance with all financial debt covenants.

Interest Rate Swaps (Level 2)

In May 2018, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $95.0 million, that matured on May 5, 2025. As of December 31, 2024, the fair value of the interest rate swap was an asset of $0.6 million.

In May 2022, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $100.0 million that matured on June 1, 2025. Effective March 2023, the notional amount began at $100.0 million and decreased to $97.8 million as of June 2025. As of December 31, 2024, the fair value of the interest rate swap was an asset of $0.7 million.

In June 2023, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $64.0 million, maturing on May 18, 2028. The interest rate swap became effective in June 2023. As of December 31, 2025 and 2024, the fair value of the interest rate swap was a liability of $0.6 million and an asset of $0.6 million, respectively.

In April 2025, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $97.7 million, maturing on June 1, 2027. Effective June 2025, the notional amount began at $97.7 million and decreased to $96.6 million as of December 2025. The interest rate swap became effective in June 2025. As of December 31, 2025, the fair value of the interest rate swap was a liability of $0.2 million.

In May 2025, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $85.9 million, maturing on May 18, 2026. As of December 31, 2025, the fair value of the interest rate swap was a liability of $0.2 million.

Interest rate swaps are included within other current liabilities and other noncurrent liabilities, net as of December 31, 2025 and other current assets and other assets as of December 31, 2024 in the consolidated balance sheets and changes in the fair value of the interest rate swaps are recorded to realized and unrealized gains (losses) on financial instruments, net in the consolidated statements of operations.

(7) Leases

The Company determines if an arrangement is a lease (operating or finance) at inception. Braves Holdings primarily leases baseball stadiums and facilities, parking decks and surface lots, storage facilities and equipment. Leased assets represent the Company's right to use an underlying asset for the lease term and the lease liabilities represent the Company's obligation to make lease payments arising from the lease.

In 2013, Braves Holdings entered into an agreement with Cobb County and the Exhibit Hall Authority to lease the Stadium. The agreement obligates Braves Holdings to play all home games in this facility beginning in 2017 through the 2046 season, with a 5-year extension option to 2051. In 2017, Braves Holdings entered into an agreement with Sarasota County, Florida to lease a spring training facility and stadium. The agreement obligates Braves Holdings to play all spring training home games in this facility beginning in 2020 through the 2049 season, with two 5-year extension options to 2059. Both leases are classified as finance leases and are recognized based on the present value of the remaining lease payments using Braves Holdings' incremental borrowing rate.

Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments using Braves Holdings' incremental borrowing rate at the commencement date of the lease. Variable lease payments not based on an index or rate are not included in the operating lease liability as they cannot be reasonably estimated and are recognized in the period in which the obligation for those payments is incurred. The Company accounts for the lease and non-lease components as a single component. Leases that have a term of 12 months or less upon commencement date are considered short-term in nature. Accordingly, short-term leases are not included on the consolidated balance sheets and are expensed on a straight-line basis over the lease term.

The Company's leases have remaining lease terms of one to thirty-four years, some of which may include the option to extend for up to ten years, and some of which include options to terminate the leases within one year. The Company determines the lease term by assuming the exercise of any renewal and/or early termination options that are reasonably assured.

The following table presents the components of lease expense:

		Years ended December 31	
	2025	2024	2023
	amounts in thousands		
Operating lease cost:			
Long-term (fixed)	$ 1,645	1,606	682
Long-term (variable)	2,122	2,807	2,726
Short-term	5,827	6,244	5,165
Finance lease costs:			
Depreciation of leased assets	18,346	19,164	30,447
Interest on lease liabilities	5,127	5,113	5,210
Net lease expense	$ 33,067	34,934	44,230

The remaining weighted average lease term and the weighted average discount rate were as follows:

	December 31,		
	2025	2024	2023
Weighted average remaining lease term (years):			
Operating leases	7.1	5.4	8.0
Finance leases	22.5	23.5	25.7
Weighted average discount rate:			
Operating leases	5.8 %	5.4 %	4.3 %
Finance leases	4.8 %	4.8 %	4.7 %

Supplemental consolidated balance sheet information related to leases is as follows:

	December 31,	
	2025	2024
	amounts in thousands	
Operating leases:		
Operating lease right-of-use assets [1]	$ 2,029	3,832
Current operating lease liabilities [2]	$ 1,358	1,475
Operating lease liabilities [3]	671	2,357
Total operating lease liabilities	$ 2,029	3,832
Finance leases:		
Property and equipment, at cost	$ 503,498	485,576
Accumulated depreciation	(224,775)	(212,804)
Property and equipment, net	$ 278,723	272,772
Current finance lease liabilities [2]	$ 5,976	5,458
Finance lease liabilities	98,566	103,845
Total finance lease liabilities	$ 104,542	109,303

[1] Included in other assets, net in the consolidated balance sheets.
[2] Included in other current liabilities in the consolidated balance sheets.
[3] Included in other noncurrent liabilities in the consolidated balance sheets.

Supplemental cash flow information related to leases was as follows:

	Years ended December 31,		
	2025	2024	2023
	amounts in thousands		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 1,393	1,428	659
Operating cash flows from finance leases	$ 5,003	5,140	5,517
Financing cash flows from finance leases	$ 5,977	4,195	4,183
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases.	$ 20	2,529	670
Finance leases	$ 1,083	5,929	465

Future minimum payments under noncancelable operating leases and finance leases with initial terms of one year or more at December 31, 2025 consisted of the following:

	Operating leases	Finance leases
	amounts in thousands	
2026	$ 1,441	10,791
2027	128	10,295
2028	53	10,238
2029	53	9,948
2030	53	8,970
Thereafter.	850	108,665
Total lease payments	2,578	158,907
Less: implied interest	549	54,365
Present value of lease liabilities	$ 2,029	104,542

Lessor Arrangements

Braves Holdings receives lease income as the lessor for certain buildings and land in the Mixed-Use Development. Lease income is generally fixed over the duration of the contract and each lease contract contains clauses permitting extension or termination. Braves Holdings assesses the probability of payments at commencement of the lease contract and subsequently recognizes lease income over the lease term on a straight-line basis. Lease options for purchase of the leased asset by the lessee are generally not included. Some retail tenants are required to pay overage rents based on sales over a stated base amount during the lease term. Lease income is included within Mixed-Use Development revenue in the consolidated statements of operations.

Braves Holdings is a party primarily to operating leases and currently does not have significant sales-type or direct financing leases. Braves Holdings continues to measure and disclose the underlying assets subject to operating leases as property and equipment.

Deferred leasing costs consist primarily of capitalized third-party expenses in connection with lease originations. The Company records amortization of deferred leasing costs on a straight-line basis over the terms of the related leases or over the weighted-average remaining terms for in-place leases associated with acquisitions. Deferred lease costs are included in other noncurrent assets in the Company's consolidated balance sheets. Amortization of deferred leasing costs was approximately $3.3 million, $2.0 million and $1.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, and was recorded in depreciation and amortization expense in the consolidated statements of operations.

Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and overage rent based on tenant sales volume as of December 31, 2025, are as follows (amounts in thousands):

2026	$	64,165
2027		63,929
2028		61,633
2029		60,411
2030		57,896
Thereafter		276,907
	$	584,941

(8) Pension and Other Benefit Plans

Braves Holdings participates in the Major League Baseball Players Pension Plan (the "Players' Pension Plan") which is a multiemployer defined-benefit pension plan covering players as well as certain coaches, managers, trainers and assistant trainers of the Clubs. The plan provides retirement, disability and death benefits for eligible participants based on specific eligibility/participation requirements, vesting periods and benefit formulas. The Players' Pension Plan is identified by Employer Identification Number 51-0185287 and three-digit pension plan number 001. The Pension Protection Act of 2006 (the "PPA") implemented requirements to categorize multiemployer pension plans based on funded status and other factors and impose certain restrictions on plans placed within a particular category. The Players' Pension Plan has been certified as being in "green zone" status for the plan years commencing April 1, 2024 and 2023 and has not been categorized as endangered or critical since the implementation of the PPA. The risks to employers participating in a multiemployer plan are different from single employer plans in the following aspects:

- Contributions to the plan made by one employer may be used to provide benefits to employees of other participating Clubs.

- Under certain conditions, if a participating Club stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

- If Braves Holdings chose to stop participating in the plan, it may be required to pay the plan an amount based on the unfunded vested liabilities of the plan, which is known as a withdrawal liability.

Additionally, Braves Holdings participates in the Major League Baseball Players Welfare Plan (the "Players' Welfare Plan"), which provides healthcare, dental, vision and life insurance benefits to current and former players, coaches, managers, trainers, assistant trainers and their surviving spouses and employees of the Major League Baseball Players Association (the "MLBPA") who meet certain eligibility requirements.

The aggregate contribution to the Players' Pension Plan and Players' Welfare Plan is specified in the CBA (as defined in note 13) and divided equally among the Clubs so that each Club's contribution is 3.33% of the total amount contributed each year. The total annual contribution is allocated between the Players' Pension Plan and the Players' Welfare Plan at the discretion of MLB's Pension Committee and the MLBPA. Braves Holdings contributed approximately $6.8 million for each of the years ended December 31, 2025, 2024 and 2023 to the Players' Pension Plan and the Players' Welfare Plan, which is included as an expense within baseball operating costs in the consolidated statements of operations.

Certain of Braves Holdings' non-uniformed personnel participate in a defined-benefit pension plan (the "Non-Uniformed Personnel Pension Plan"). Benefits under the Non-Uniformed Personnel Pension Plan generally are based on an employee's years of service and compensation during the years immediately preceding retirement. Braves Holdings' funding policy is to contribute amounts deductible for federal income tax purposes, which may vary from pension costs for financial reporting purposes. Braves Holdings uses a December 31 measurement date for the Non-Uniformed Personnel Pension Plan.

During October 2020, Braves Holdings amended the Non-Uniformed Personnel Pension Plan, which limited future participation. Specifically, employees hired or re-hired on or after October 1, 2020 are not eligible to participate in the Non-Uniformed Personnel Pension Plan. Effective December 31, 2030, Non-Uniformed Personnel Pension Plan will be permanently frozen to future benefit accruals.

The following table sets forth the Non-Uniformed Personnel Pension Plan's benefit obligations, fair value of plan assets and funded status:

		December 31,	
		2025	2024
		amounts in thousands	
Projected benefit obligation:			
Beginning of measurement period	$	99,648	102,006
Service cost		2,540	3,061
Interest cost		5,791	5,386
Actuarial (gain) loss		3,069	(6,794)
Benefits paid		(3,898)	(3,545)
Other adjustments		(215)	(466)
End of measurement period		106,935	99,648
Fair value of plan assets:			
Beginning of measurement period		93,090	86,784
Actual return on plan assets		11,399	5,442
Employer contributions		4,835	4,875
Benefits paid		(3,898)	(3,545)
Other adjustments		(249)	(466)
End of measurement period		105,177	93,090
Funded status	$	(1,758)	(6,558)

For the year ended December 31, 2025, the benefit obligation loss was primarily due to a decrease in the discount rate. For the year ended December 31, 2024, the benefit obligation gain was primarily due to an increase in the discount rate.

Amounts recognized in the consolidated balance sheets consist of:

		December 31,	
		2025	2024
		amounts in thousands	
Pension liability	$	(1,758)	(6,558)
Accumulated other comprehensive earnings (loss)		3,981	4,639
Net amount recognized	$	2,223	(1,919)

Amounts recognized in accumulated other comprehensive (earnings) loss consist of the following:

	December 31,		
	2025	2024	2023
	amounts in thousands		
Net actuarial loss	$ 3,802	4,426	9,270
Prior service cost	179	213	247
Accumulated other comprehensive earnings (loss)	$ 3,981	4,639	9,517

The accumulated benefit obligation for the Non-Uniformed Personnel Pension Plan was $103.1 million, $95.2 million and $97.0 million at December 31, 2025, 2024 and 2023, respectively. Net periodic benefit cost recognized was as follows:

	Years ended December 31,		
	2025	2024	2023
	amounts in thousands		
Components of net periodic benefit cost:			
Service cost	$ 2,540	3,061	3,177
Interest cost	5,791	5,386	5,329
Expected return on plan assets	(7,785)	(7,433)	(7,491)
Amortization of:			
Prior service cost	67	34	34
Actuarial loss (gain)	80	41	(84)
	$ 693	1,089	965

Braves Holdings expects to contribute $5.6 million to the Non-Uniformed Personnel Pension Plan in 2026. The benefits expected to be paid from the plan in each year 2026 through 2030 are $4.5 million, $4.8 million, $5.2 million, $5.6 million and $6.5 million, respectively. The aggregate benefits expected to be paid in the five years from 2031 through 2035 are $34.8 million. The expected benefits are based on the same assumptions used to measure Braves Holdings' benefit obligation at December 31, 2025 and include estimated future employee service.

Weighted average assumptions used to determine benefit obligations are as follows:

	December 31,	
	2025	2024
Discount rate	5.60 %	5.75 %
Rate of compensation increase	4.55 %	4.64 %

Weighted average assumptions used to determine net benefit cost are as follows:

	Years ended December 31,		
	2025	2024	2023
Discount rate	5.75 %	5.20 %	5.50 %
Expected long-term rate of return on plan assets	7.50 %	7.50 %	7.50 %
Rate of compensation increase	4.55 %	4.64 %	4.74 %

The discount rate assumptions reflect the rates at which Braves Holdings believes the benefit obligations could be effectively settled. The discount rates were determined based on the yield for a portfolio of high-quality corporate bonds with maturity dates matched to the estimated future payments of the plans' benefit obligations. The expected return on plan assets assumption is intended to be a long-term rate and relates to earnings expected on funds invested or to be invested to provide for benefits reflected in the projected benefit obligation. In developing the expected long-term rate of return on plan assets assumption, Braves Holdings evaluated input from actuaries and from pension fund investment advisers, including such advisers' review of the plan's historical actual returns.

The assets of the Non-Uniformed Personnel Pension Plan are invested in shares of the Major League Baseball Pension Master Trust. The following is the asset allocation for the underlying assets held by the master trust:

	December 31,	
	2025	2024
Domestic equities	21 %	23 %
Fixed income	50	48
International equities	13	13
Hedge funds	16	15
Cash equivalents	—	1
Total	100 %	100 %

	Target asset allocation
Domestic equities	22 %
Fixed income	50
International equities	13
Hedge funds	15
Cash equivalents	—
Total	100 %

The assets held by the Major League Baseball Pension Master Trust are reported at fair value. All assets, except for hedge funds and certain investments in equities and fixed-income securities made through common and collective trusts, are Level 1 assets that are actively traded and valued using quoted prices for identical securities from the market exchanges. As of December 31, 2025 and 2024, the fair value of Level 1 master trust assets attributable to Braves Holdings' sponsored plan was $1.2 million and $7.2 million, respectively. As of December 31, 2025 and 2024, the fair value of Level 2 master trust assets attributable to Braves Holdings' sponsored plan was $86.9 million and $71.7 million, respectively. Investments in hedge funds of $17.1 million and $14.2 million as of December 31, 2025 and 2024, respectively, are measured at NAV.

Certain employees of Braves Holdings participate in a Company sponsored 401(k) Savings Plan (the "401(k) Plan"). Braves Holdings makes matching contributions to the 401(k) Plan based on a percentage of the amount contributed by its employees. For the years ended December 31, 2025, 2024 and 2023, Braves Holdings' contributions to the 401(k) Plan aggregated to $4.8 million, $4.0 million and $2.8 million, respectively.

(9) Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Prior to the Split-Off, the Company was included in the federal consolidated income tax returns of Liberty. The tax provision included in these consolidated financial statements has been prepared on a stand-alone basis, as if the Company was not part of the consolidated Liberty tax group.

Income tax benefit (expense) consists of:

		Years ended December 31,	
	2025	2024	2023
	amounts in thousands		
Current:			
Federal.............................	$ (1,255)	(4,182)	(3,689)
State................................	(42)	(124)	(14)
Foreign	(312)	(309)	(305)
	(1,609)	(4,615)	(4,008)
Deferred:			
Federal.............................	3,400	6,147	7,887
State................................	(960)	3,141	(15)
Foreign	—	—	—
	2,440	9,288	7,872
Income tax benefit (expense)..................	$ 831	4,673	3,864

Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal statutory rate of 21% as a result of the following:

	Years ended December 31,					
	2025		2024		2023	
			amounts in thousands			
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Computed expected U.S. federal statutory tax benefit (expense)..................................	$ 5,064	21.0 %	7,548	21.0 %	27,123	21.0 %
State tax benefit (expense), net of federal benefit (expense)[1]..............................	(993)	(4.1)	2,383	6.6	(23)	—
Foreign Tax Effects.............................	(247)	(1.0)	(244)	(0.7)	(241)	(0.2)
Tax Credits....................................	189	0.8	(235)	(0.7)	(259)	(0.2)
Nontaxable or Nondeductible Items						
Intergroup interest............................	—	—	—	—	(17,467)	(13.5)
Executive compensation......................	(6,497)	(26.9)	(4,610)	(12.8)	(1,966)	(1.5)
Nondeductible transaction costs	—	—	—	—	(2,507)	(1.9)
Stock-based compensation.....................	2,221	9.2	778	2.2	561	0.4
Meals and entertainment	(1,336)	(5.5)	(1,112)	(3.1)	(1,066)	(0.8)
Other	(75)	(0.3)	165	0.5	(291)	(0.2)
Other adjustments						
Accrued compensation - personnel expenses	1,818	7.5	—	—	—	—
Accrued compensation - pension..................	838	3.5	—	—	—	—
Intangible assets	290	1.2				
Other	(441)	(1.8)	—	—	—	—
Income tax benefit (expense)...................	$ 831	3.4 %	4,673	13.0 %	3,864	3.0 %

---

[1] State taxes in Georgia made up the majority (greater than 50 percent) of the tax effect in this category.

During the year ended December 31, 2025, the Company recognized a tax benefit less than the expected federal tax rate of 21% due primarily to executive compensation that is not deductible for tax purposes.

During the year ended December 31, 2024, the Company recognized a tax benefit less than the expected federal tax rate of 21% due primarily to executive compensation that is not deductible for tax purposes, partially offset by the effect of state income taxes.

During the year ended December 31, 2023, the Company recognized a tax benefit less than the expected federal tax rate of 21% due primarily to intergroup interest losses that are not deductible for tax purposes.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,	
	2025	2024
	amounts in thousands	
Deferred tax assets:		
Finance lease obligation	$ 25,061	26,741
Interest, tax loss, and credit carryforwards	18,267	22,153
Stock-based compensation	1,783	1,821
Capitalized R&D	88	2,647
Deferred revenue	1,301	—
Other	9,874	5,782
Total deferred tax assets	56,374	59,144
Valuation allowance	(699)	—
Deferred tax assets, net of valuation allowance	55,675	59,144
Deferred tax liabilities:		
Property and equipment, net	42,091	45,641
Intangible assets	38,387	33,153
Investments	11,765	8,081
Contract assets	—	10,797
Accrued compensation	3,230	3,678
Other	1,484	1,310
Total deferred tax liabilities	96,957	102,660
Net deferred tax liabilities	$ (41,282)	(43,516)

At December 31, 2025, the Company had a deferred tax asset of $18.3 million for federal and state net operating losses ("NOLs") and federal and state interest expense carryforwards. The Company has $1.6 million of federal and $3.9 million of state NOLs, $11.7 million of interest expense that may be carried forward indefinitely and $0.9 million of state NOLs that will expire on various dates through 2044. These carryforwards are expected to be utilized in future periods, with the exception of certain jurisdictions where the Company concluded that it is not more likely than not to be able to utilize and, as such, a valuation allowance should be recorded. The valuation allowance for these carryforwards was $0.7 million for the year ended December 31, 2025.

As of December 31, 2025, 2024 and 2023, no unrecognized tax benefits have been recorded. As of December 31, 2025, Liberty's tax years prior to 2022 are closed for federal income tax purposes. Liberty's 2022 tax year has been audited by the Internal Revenue Service (the "IRS") and its 2023 tax year is currently under examination by the IRS. The Company's 2023 tax year has not been audited by the IRS. The IRS is reviewing the Company's 2024 tax year as part of the IRS's compliance assurance process audit program. Various states are currently examining Liberty's prior years' state income tax returns. The Company does not expect the ultimate disposition of these audits to have a material adverse effect on the Company's financial position or results of operations. The Company is not under audit in any state or local jurisdiction.

(10) Stockholders' Equity

Preferred Stock

Atlanta Braves Holdings' preferred stock is issuable, from time to time, with such designations, preferences and relative participating, optional or other rights, qualifications, limitations or restrictions thereof, as shall be stated and expressed in a resolution or resolutions providing for the issue of such preferred stock adopted by the board of directors.

As of December 31, 2025, no shares of preferred stock were issued and 50 million shares of preferred stock are authorized, which are undesignated as to series.

Common Stock

Series A common stock have one vote per share, Series B common stock have ten votes per share, and Series C common stock have no votes per share, except as required by law. Each share of Series B common stock is convertible at the option of the holder for one share of Series A common stock. All series of our common stock participate on an equal basis with respect to dividends and distributions.

As of December 31, 2025, 2.6 million shares of Series C common stock were reserved by the Company for issuance under exercise privileges of outstanding stock options.

(11) Stock-Based Compensation

The Company recorded stock-based compensation expense of $15.6 million, $16.5 million and $13.2 million during the years ended December 31, 2025, 2024 and 2023, respectively. These amounts are included in selling, general and administrative expense, including stock-based compensation in the consolidated statements of operations.

Incentive Plans

Prior to the Split-Off and pursuant to the Liberty Media Corporation 2022 Omnibus Incentive Plan, Liberty granted, to certain of its directors, employees and employees of its subsidiaries, RSAs, RSUs and stock options to purchase shares of Liberty Braves common stock. At the time of the Split-Off, the Awards were exchanged into RSAs, RSUs and stock options to purchase shares of Atlanta Braves Holdings common stock.

Subsequent to the Split-Off, the Company can grant, to its directors, employees and employees of its subsidiaries, RSAs, RSUs and stock options to purchase shares of its common stock, under the Atlanta Braves Holdings 2023 Omnibus Incentive Plan (the "2023 Plan") and may grant Awards in respect of a maximum of 7.25 million shares of Atlanta Braves Holdings common stock.

Awards generally vest over 1-5 years and have a term of 7-8 years. The Company issues new shares upon exercise or settlement, as applicable, of Awards. The Company measures the cost of employee services received in exchange for an equity classified Award (such as RSAs, RSUs and stock options) based on the grant-date fair value ("GDFV") of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.

Grants of Awards

Awards granted in 2025, 2024 and 2023 are summarized as follows:

	Years ended December 31,					
	2025		**2024**		**2023**	
	Awards granted (000's)	Weighted average GDFV	Awards granted (000's)	Weighted average GDFV	Awards granted (000's)	Weighted average GDFV
Series C Atlanta Braves Holdings common stock options, Braves employees [1]	—	$ —	—	$ —	476	$ 14.81
Series C Atlanta Braves Holdings common stock options, Liberty employees and directors [2]	—	$ —	—	$ —	90	$ 14.78
Series C Liberty Braves common stock options, Liberty employees and directors [2]	—	$ —	—	$ —	3	$ 14.24
Series C Atlanta Braves Holdings common stock RSUs, Braves employees and directors [2]	272	$ 38.61	122	$ 40.00	411	$ 37.14
Series C Atlanta Braves Holdings common stock RSUs, Liberty employees and directors [3]	—	$ —	20	$ 38.58	44	$ 37.40
Series C Atlanta Braves Holdings common stock RSUs, Liberty CEO [5]	—	$ —	35	$ 38.58	—	$ —
Series C Liberty Braves common stock RSUs, Liberty employees and directors [4]	—	$ —	—	$ —	19	$ 34.51
Series C Liberty Braves common stock RSUs, Liberty CEO [5]	—	$ —	—	$ —	31	$ 34.44
Series C Atlanta Braves Holdings common stock RSUs, Braves employees [6]	528	$ 45.95	—	$ —	—	$ —

[1] Vests annually over three years.
[2] Mainly vests between one and three years for employees and in one year for directors.
[3] Mainly vests annually over three years for employees and in one year for directors.
[4] Mainly vests in one year for directors and one year from the month of grant for employees, subject to the satisfaction of certain performance objectives.
[5] Cliff vests one year from the month of grant, subject to the satisfaction of certain performance objectives and based on an amount determined by the Company's compensation committee.
[6] Cliff vests between 0% to 200% on December 31, 2027, subject to the satisfaction of certain performance objectives and based on an amount determined by the Company's compensation committee.

For Awards that are performance-based, performance objectives are considered in determining the timing and amount of compensation expense recognized. When the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The probability of satisfying the performance objectives is assessed at the end of each reporting period.

The Company did not grant any options to purchase shares of Series A or Series B Atlanta Braves Holdings common stock during the years ended December 31, 2025, 2024 and 2023.

In connection with the Liberty Chief Executive Officer's employment agreement, Liberty granted 35 thousand performance-based RSUs of Atlanta Braves Holdings Series C common stock to the Liberty Chief Executive Officer in March 2024. Such RSUs had a GDFV of $38.58 per share. In August 2024, and in connection with the Corporate Governance Transition, such RSUs were vested in full as to the target number of shares underlying such RSUs.

The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes valuation model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2023, the range of expected terms was 5.55 to 5.58 years. The volatility used in the calculation for Awards is based on the historical volatility of Atlanta Braves Holdings common stock (and previously, Liberty Braves common stock). For grants made in 2023, the range of volatilities was 33.3% to 33.8%. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options. There were no grants of stock options made in 2025 or 2024.

Outstanding Awards

The following table presents the number and weighted average exercise price ("WAEP") of options to purchase Atlanta Braves Holdings common stock, granted to certain officers, employees and directors, as well as the weighted average remaining life and aggregate intrinsic value of the options.

	Series C				
	Atlanta Braves Holdings options (000's)		WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2025	2,936	$	28.75		
Granted	—	$	—		
Exercised	(345)	$	28.02		
Forfeited/Cancelled.	—	$	—		
Outstanding at December 31, 2025	2,591	$	28.84	2.4 years	$ 27
Exercisable at December 31, 2025	2,433	$	28.28	2.3 years	$ 27

As of December 31, 2025, there were no outstanding Series A or Series B options to purchase shares of Series A or Series B Atlanta Braves Holdings common stock.

As of December 31, 2025, the total unrecognized compensation cost related to unvested Atlanta Braves Holdings Awards was approximately $34.7 million. Such amount will be recognized in the Company's consolidated statements of operations over a weighted average period of approximately 1.3 years.

As of December 31, 2025, 2.6 million shares of Series C Atlanta Braves Holdings common stock were reserved by the Company for issuance under exercise privileges of outstanding stock options.

Exercises

The aggregate intrinsic value of all Atlanta Braves Holdings Series C stock options and Liberty Braves Series A and Series C stock options, on a combined basis, exercised during the years ended December 31, 2025, 2024 and 2023 was $5.1 million, $7.6 million and $2.5 million, respectively.

RSAs and RSUs

The Company had approximately 0.9 million unvested RSUs of Atlanta Braves Holdings common stock held by certain directors, officers and employees as of December 31, 2025. These Series C unvested RSUs of Atlanta Braves Holdings common stock had a weighted average GDFV of $31.19 per share.

The aggregate fair value of all RSAs and RSUs of Atlanta Braves Holdings common stock and Liberty Braves common stock, on a combined basis, that vested during the years ended December 31, 2025, 2024 and 2023 was $9.2 million, $13.9 million and $6.1 million, respectively.

(12) Related-Party Transactions

During the years ended December 31, 2025, 2024 and 2023, the Company recognized expenses of approximately $2.7 million, $2.1 million and $1.9 million, respectively, from MLBAM for the reimbursement of certain centralized services performed by MLBAM. These amounts are included in selling, general and administrative, including stock-based compensation in the consolidated statements of operations. During the years ended December 31, 2025, 2024 and 2023, the Company also recognized insignificant revenue and expenses related to transactions with other equity method affiliates.

(13) Commitments and Contingencies

Collective Bargaining Agreement

In March 2022, the Major League Baseball Players Association ("MLBPA") and the Clubs entered into a new collective bargaining agreement that covers the 2022-2026 MLB seasons ("CBA"). The CBA contains provisions surrounding revenue sharing among the Clubs, a competitive balance tax on Club payrolls that exceed specified thresholds, minimum player salary levels, an expanded postseason schedule and other provisions impacting Braves Holdings' operations and its relationships with members of the MLBPA. Braves Holdings' minor league players are also parties to a collective bargaining agreement. Approximately 13% of the Company's labor force is covered by collective bargaining agreements.

There are two components of the revenue sharing plan that each Club is subject to under the CBA: a straight base revenue pool (the "Pool") and the Commissioner Discretionary Fund. The size of the Pool is equal to the total amount transferred if each Club contributed 48% of its prior years' net defined local revenue ("NDLR"). The contributions per Club are based on a composite of the prior three years' NDLR and funds are distributed equally to all Clubs. Certain Clubs are disqualified from revenue sharing from the Pool based on market size. Club submissions of NDLR are subject to audit by the MLB Revenue Sharing Administrator and are subject to rules issued by the MLB Revenue Sharing Definitions Committee.

For the years ended December 31, 2025, 2024 and 2023, Braves Holdings incurred $48.6 million, $42.3 million and $26.0 million, respectively, in revenue sharing, which is included as an expense within baseball operating costs in the consolidated statements of operations.

Employment Contracts

Long-term employment contracts provide for, among other items, annual compensation for certain players (current and former) and other employees. As of December 31, 2025, amounts payable annually under such contracts aggregated to $285.8 million in 2026, $171.4 million in 2027, $125.5 million in 2028, $63.3 million in 2029, $39.2 million in 2030 and $44.0 million, combined, thereafter. Additionally, these contracts may include incentive compensation (although certain incentive compensation awards cannot be earned by more than one player per season).

Litigation

Braves Holdings, along with the BOC and other MLB affiliates, has been named in a number of lawsuits arising in the normal course of business. We record a liability when we believe that it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of the liability accrual and make adjustments as appropriate. Significant judgment is required to determine

ATLANTA BRAVES HOLDINGS, INC.

Notes to Consolidated Financial Statements (continued)

December 31, 2025, 2024 and 2023

both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying consolidated financial statements.

(14) Acquisition

In April 2025, the Company, through a wholly-owned subsidiary, completed the acquisition of certain real estate assets for an aggregate purchase price of approximately $93.7 million (the "Acquisition"). Included within the Acquisition was a six-building office complex and the seller's interest in the underlying in-place leases. The Company accounted for the Acquisition as an asset acquisition and has allocated the total cost of the Acquisition, inclusive of direct costs associated with the Acquisition, to the net assets acquired based upon their relative fair values as of the Acquisition date as determined by management. The following table presents the allocation of the purchase price to the net assets acquired based upon relative fair value:

	Relative fair value	Weighted-average amortization period (in years)
	amounts in thousands	
Land	$ 24,608	
Building and Improvements	43,401	
Tangible assets	68,009	
Lease in-place asset	19,643	5.8
Real estate commissions	6,057	6.8
Definite-lived intangible assets	25,700	
Total purchase price	$ 93,709	

Total tangible assets are recorded in property and equipment, at cost in the consolidated balance sheets while total definite-lived intangible assets are recorded in other assets, net in the consolidated balance sheets.

(15) Segment Information

The Company, through its ownership of Braves Holdings, is primarily engaged in the entertainment and real estate industries. The Company's chief operating decision maker (the "CODM"), the chief executive officer, evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue and Adjusted OIBDA (as defined below). In addition, the Company reviews nonfinancial measures such as attendance, viewership and social media. The financial measures utilized by our CODM do not consider intersegment revenue and expenses and additionally, the CODM does not utilize assets presented on a segment basis to make decisions on allocating resources. As such, neither intersegment activity nor segment assets are presented herein.

The Company defines Adjusted OIBDA as operating income (loss) plus stock-based compensation, depreciation and amortization, separately reported litigation settlements, restructuring, acquisition and impairment charges. However, our definition may vary from similarly titled measures used by other companies. The Company believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business' performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes stock-based compensation, depreciation and amortization, separately reported litigation settlements, restructuring, acquisition and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net earnings (loss), cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.

The Company identifies its reportable segments as those operating segments that represent 10% or more of its combined annual revenue, annual Adjusted OIBDA (as defined below) or total assets. Additionally, the Company considers how each operating segment is managed due to the products and services offered, the technologies used, the revenue sources generated, and marketing strategies deployed when evaluating its reportable segments. As a result, the Company has identified the following as its reportable segments:

- Baseball – operations relating to Braves baseball and Truist Park and includes ticket sales, concessions, advertising sponsorships, suites and premium seat fees, broadcasting rights, retail and licensing.

- Mixed-Use Development – includes retail, office, hotel and entertainment operations primarily within The Battery Atlanta.

Performance Measures

	December 31, 2025		
	amounts in thousands		
	Baseball	Mixed-Use Development	Total
Revenue from external customers	$ 635,060	$ 97,432	$ 732,492
Less: [1]			
Baseball operating costs	496,987	—	
Mixed-Use Development costs	—	14,363	
Other segment items [2]	86,969	14,542	
Segment Adjusted OIBDA	51,104	68,527	$ 119,631
Reconciliation of Adjusted OIBDA			
Corporate and other unallocated costs			(11,818)
Impairment expense			(30,131)
Stock-based compensation			(15,575)
Depreciation and amortization			(75,634)
Operating income (loss)			$ (13,527)
Interest expense			(46,440)
Share of earnings (losses) of affiliates, net			29,433
Realized and unrealized gains (losses) on intergroup interests, net.			—
Realized and unrealized gains (losses) on financial instruments,net.			(1,001)
Gains (losses) on dispositions, net			—
Other, net			7,423
Earnings (loss) before income taxes			$ (24,112)

[1] The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

[2] Other segment items represent selling, general and administrative costs, excluding stock-based compensation expense and other insignificant items.

ATLANTA BRAVES HOLDINGS, INC.

Notes to Consolidated Financial Statements (continued)

December 31, 2025, 2024 and 2023

	December 31, 2024		
	amounts in thousands		
	Baseball	Mixed-Use Development	Total
Revenue from external customers	$ 595,430	$ 67,318	$ 662,748
Less: [1]			
Baseball operating costs	504,146	—	
Mixed-Use Development costs	—	9,762	
Other segment items [2]	84,659	12,108	
Segment Adjusted OIBDA	6,625	45,448	$ 52,073
Reconciliation of Adjusted OIBDA			
Corporate and other unallocated costs			(12,390)
Impairment expense			—
Stock-based compensation			(16,519)
Depreciation and amortization			(62,829)
Operating income (loss)			$ (39,665)
Interest expense			(38,789)
Share of earnings (losses) of affiliates, net			30,460
Realized and unrealized gains (losses) on intergroup interests, net........................			—
Realized and unrealized gains (losses) on financial instruments, net			3,424
Gains (losses) on dispositions, net..			—
Other, net			8,629
Earnings (loss) before income taxes			$ (35,941)

[1] The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.
[2] Other segment items represent selling, general and administrative costs, excluding stock-based compensation expense and other insignificant items.

	December 31, 2023		
	amounts in thousands		
	Baseball	Mixed-Use Development	Total
Revenue from external customers	$ 581,671	$ 58,996	$ 640,667
Less: [1]			
Baseball operating costs	482,391	—	
Mixed-Use Development costs	—	8,834	
Other segment items [2]	78,619	10,663	
Segment Adjusted OIBDA	20,661	39,499	$ 60,160

Reconciliation of Adjusted OIBDA	
Corporate and other unallocated costs...	(22,399)
Impairment expense	—
Stock-based compensation	(13,221)
Depreciation and amortization	(70,980)
Operating income (loss)	$ (46,440)
Interest expense...	(37,673)
Share of earnings (losses) of affiliates, net	26,985
Realized and unrealized gains (losses) on intergroup interests, net...................	(83,178)
Realized and unrealized gains (losses) on financial instruments, net	2,343
Gains (losses) on dispositions, net...	2,309
Other, net	6,496
Earnings (loss) before income taxes	$ (129,158)

---

[1]   The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

[2]   Other segment items represent selling, general and administrative costs, excluding stock-based compensation expense and other insignificant items.

CORPORATE DATA

BOARD OF DIRECTORS

Terence F. McGuirk
Chairman of the Board, President &
Chief Executive Officer
Atlanta Braves Holdings, Inc.

Brian M. Deevy
Retired Head of Communications,
Media & Entertainment Group
RBC Capital Markets

Wonya Y. Lucas
Former President & Chief
Executive Officer
Hallmark Media

Diana M. Murphy
Managing Director
Rocksolid Holdings, LLC

COMPENSATION COMMITTEE

Wonya Y. Lucas (Chair)

Brian M. Deevy

Diana M. Murphy

AUDIT COMMITTEE

Brian M. Deevy (Chair)

Wonya Y. Lucas

Diana M. Murphy

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Diana M. Murphy (Chair)

Brian M. Deevy

Wonya Y. Lucas

EXECUTIVE OFFICERS

Terence F. McGuirk
Chairman of the Board, President &
Chief Executive Officer

Derek G. Schiller
Executive Vice President,
Business

Michael P. Plant
Executive Vice President,
Development

Gregory J. Heller
Executive Vice President,
Chief Legal Officer &
Secretary

Jill L. Robinson
Executive Vice President,
Chief Financial Officer &
Treasurer

DeRetta C. Rhodes
Executive Vice President,
Chief People & Culture Officer

CORPORATE SECRETARY
Gregory J. Heller

CORPORATE HEADQUARTERS

755 Battery Avenue
Atlanta, GA 30339
(404) 614-1501

CUSIP NUMBERS

BATRA—047726 104
BATRB—047726 203
BATRK—047726 302

TRANSFER AGENT

**Atlanta Braves Holdings, Inc.
Shareholder Services**
c/o Broadridge Corporate Issuer Solutions
P.O. Box 1342
Brentwood, NY 11717
Phone: 813-255-2421
Toll Free: 1-844-998-0388
https://shareholder.broadridge.com/abh

INVESTOR RELATIONS

investorrelations@braves.com
(404) 614-1501

ON THE INTERNET

Visit the Atlanta Braves Holdings, Inc. website at
www.bravesholdings.com

FINANCIAL STATEMENTS

Atlanta Braves Holdings, Inc. financial statements
are filed with the Securities and Exchange
Commission. Copies of these financial statements
can be obtained from the Transfer Agent or
through the Atlanta Braves Holdings, Inc. website.

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